

BBSI

ANNUAL REPORT

2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission File Number 0-21886

BARRETT BUSINESS SERVICES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**52-0812977**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
8100 NE Parkway Drive, Suite 200	
Vancouver, Washington	**98662**
(Address of principal executive offices)	(Zip Code)

(360) 828-0700
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	BBSI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the common equity held by non-affiliates of the registrant: $569,579,064 at June 30, 2023

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

Class	Outstanding at February 16, 2024
Common Stock, Par Value $.01 Per Share	6,571,358 Shares

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are hereby incorporated by reference in Part III of Form 10-K.

BARRETT BUSINESS SERVICES, INC.
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Item 1.   BUSINESS

General

Company Background

Barrett Business Services, Inc. ("BBSI," the "Company," "our" or "we"), is a leading provider of business management solutions for small and mid-sized companies. The Company has developed a management platform that integrates a knowledge-based approach from the management consulting industry with tools from the human resource outsourcing industry. This platform, through the effective leveraging of human capital, helps our business owner clients run their businesses more effectively. We believe this platform, delivered through a decentralized organizational structure, differentiates BBSI from our competitors. BBSI was incorporated in Maryland in 1965.

Certain statements below contain forward-looking information that is subject to risks and uncertainties. See "Forward-Looking Information" in Item 7 of Part II of this report and "Risk Factors" in Item 1A of Part I of this report.

Business Strategy

Our strategy is to align local operations teams with the mission of small and mid-sized business owners, driving value to their business. To do so, BBSI:

- partners with business owners to leverage their investment in human capital through a high-touch, results-oriented approach;

- brings predictability to each client organization through a three-tiered management platform; and

- enables business owners to focus on their core business by reducing organizational complexity and maximizing productivity.

Business Organization

We operate a decentralized delivery model using operationally-focused business teams, typically located within 50 miles of our client companies. These teams are led by experienced business generalists and include senior level professionals with expertise in human resources, organizational development, risk mitigation and workplace safety, recruiting, employee benefits, and various types of administration, including payroll. These teams are responsible for growth and profitability of their operations, and for providing strategic leadership, guidance and expert consultation to our client companies. The decentralized structure fosters autonomous decision-making in which business teams deliver plans that closely align with the objectives of each business owner client. We support clients with a local presence in 68 markets throughout the United States.

Services Overview

BBSI's core purpose is to advocate for business owners, particularly in the small and mid-sized business segment. Our evolution from an entrepreneurially run company to a professionally managed organization has helped to form our view that all businesses experience inflection points at key stages of growth. The insights gained through our own growth, along with the trends we see in working with more than 8,000 companies each day, define our approach to guiding business owners through the challenges associated with being an employer. BBSI's business teams align with each business owner client through a structured three-tiered progression. In doing so, business teams focus on the objectives of each business owner and deliver planning, guidance and resources in support of those objectives.

Tier 1: Tactical Alignment

The first stage focuses on the mutual setting of expectations and is essential to a successful client relationship. It begins with a process of assessment and discovery in which the business owner's business objectives, attitudes, and culture are aligned with BBSI's processes, controls and culture. This stage includes an implementation process, which addresses the administrative components of employment.

Tier 2: Dynamic Relationship

The second stage of the relationship emphasizes organizational development as a means of achieving each client's business objectives. There is a focus on process improvement, development of best practices, supervisor training and leadership development.

Tier 3: Strategic Counsel

With an emphasis on advocacy on behalf of the business owner, the third stage of the relationship is more strategic and forward-looking with a goal of cultivating an environment in which all efforts are directed by the mission and long-term objectives of the business owner.

In addition to serving as a resource and guide, BBSI can provide workers' compensation coverage as a means of meeting statutory requirements and protecting our clients from employment-related injury claims. Through our third-party administrators, we provide claims management services for our clients. We work to manage and reduce job injury claims, identify fraudulent claims and structure optimal work programs, including modified duty.

In 2023, BBSI began offering employee benefit programs to our clients. The employee benefit programs are designed to provide strategic value to our clients through access to best-in-class plans and service. Benefit plans available to clients include medical, dental and vision plans, flexible spending accounts and health savings accounts, life insurance and voluntary accident coverage, critical illness and disability coverage, among others.

Categories of Services

We report financial results in two categories of services: Professional Employer Services ("PEO") and Staffing. See Item 7 of Part II of this Report for information regarding the percentages of total net revenues provided by our PEO and staffing services for each of the last three fiscal years, and our consolidated financial statements in Item 8 of Part II of this Report for information regarding revenues, net income and total assets in our single reportable segment.

PEO

We enter into a client services agreement to establish a co-employment relationship with each client company, assuming responsibility for payroll, payroll taxes, workers' compensation and benefits coverage (if elected) and certain other administrative functions for the client's existing workforce. We provide our PEO clients access to human resource advisors, retirement plans, a learning management system and our web-based technology platform, myBBSI.

We refer to employees of our PEO clients as worksite employees ("WSEs"). The client maintains physical care, custody and control of the WSEs, including the authority to hire and terminate employees. During 2023, we supported in excess of 8,000 PEO clients with total average WSEs of 124,306.

Staffing and Recruiting

Our staffing services include on-demand or short-term staffing assignments, contract staffing, direct placement, and long-term or indefinite-term on-site management. On-site management employees are BBSI management employees who are based on the client-site and whose jobs are to assist BBSI staffing employees. Our recruiting experts maintain a deep network of professionals from which we source candidates. Through an assessment process, we gain an understanding of the short and long-term needs of our clients, allowing us to identify and source the right talent for each position. We then conduct a rigorous screening process to help ensure a successful hire.

Clients and Client Contracts

Our PEO business is typically characterized by long-term relationships that result in recurring revenue. The terms and conditions applicable to our client relationships are set forth in a client services agreement, which typically provides for an initial term of one year with renewal for additional one-year periods, but generally permits cancellation by either party upon 30 days' written notice. In addition, in most cases we may terminate the agreement at any time for certain breaches of contract, including nonpayment or failure to follow our workplace safety recommendations.

The PEO client services agreement also provides for indemnification by the client against losses arising out of any default by the client under the agreement, including failure to comply with any employment-related, health and safety, or immigration laws or regulations. Our client service agreement requires that clients enter a co-employment arrangement and maintain comprehensive liability coverage in the amount of $1.0 million for acts of their employees. It is nevertheless possible that claims not satisfied or covered through indemnification or insurance may be asserted against us, which could adversely affect our results of operations.

We have PEO client services agreements with a diverse array of customers, including electronics manufacturers, various light-manufacturing industries, agriculture-based companies, transportation and shipping enterprises, food processors, telecommunications companies, public utilities, general contractors in various construction-related fields, restaurant franchises, and professional services firms. None of our clients individually represented more than 1% of our total revenues in 2023.

Market Opportunity

As a PEO that aligns with the mission of business owners by providing resources and guidance to small and mid-size businesses, BBSI believes its growth is driven by the desire of business owners to focus on mission-critical functions, reduce complexity associated with the employment function, mitigate costs and maximize their investment in human capital. Our integrated management platform has enabled us to capitalize on these needs within the small to mid-size business sector.

The small and mid-sized business segment is particularly attractive because:

- it is large, continues to offer significant growth opportunity and remains underserved by professional services companies;

- it typically has fewer in-house resources than larger businesses and, as a result, is generally more dependent on external resources;

- we generally experience a relatively high client retention rate and lower client acquisition costs within this market segment; and

- we have found that small to mid-sized businesses are responsive to quality of service when selecting a PEO or staffing services provider.

Competition

The business environment in which we operate is characterized by intense competition and fragmentation. BBSI is not aware of reliable statistics regarding the number of its competitors, but certain large, well-known companies typically compete with us in the same markets and have greater financial and marketing resources than we do, including Automatic Data Processing, Inc., ManpowerGroup, Inc., Kelly Services, Inc., Insperity, Inc., TriNet Group, Inc., Robert Half International Inc. and Paychex, Inc. We face additional competition from regional providers and we may in the future also face competition from new entrants to the field, including other staffing services companies, payroll processing companies and insurance companies. The principal competitive factors in the business environment in which we operate are price and level of service.

We believe that our growth is attributable to our ability to provide small and mid-sized companies with the resources and knowledge base of a large employer delivered through a local operations team. Our level of integration with each client business provides us an additional competitive advantage.

Technology Platform

Our client-facing technology platform, myBBSI, includes both internally developed and licensed software which gives our clients a wide range of tools, including the ability to process payroll, collect and process time and attendance information, manage human resource information including employee onboarding and termination, as well as compensation, benefits, and payroll tax reporting.

Growth Strategy

We believe our clients are one of our best advocates and powerful drivers of referral-based growth. In each market, operations teams provide expertise, consultation and support to our clients, driving growth and supporting retention. We anticipate that by adding business teams to existing branches, we can achieve incremental growth in those markets, driven by our reputation and by client referrals. In most markets, business development efforts are led by area managers and are further supported by business development managers.

Our business growth has three primary sources: referrals from existing clients, direct business-to-business sales efforts by our area managers and business development managers, and an extensive referral network. Partners in our referral network include insurance brokers, financial advisors, attorneys, CPAs, and other business professionals who can facilitate an introduction to prospective clients. These referral partners facilitate introductions to business owners on our behalf, typically in exchange for a fee equal to a small percentage of payroll.

We see two key drivers to our growth:

- Increase market share in existing markets. We seek to support, strengthen and expand branch office operations through the ongoing development of business teams. We believe that strengthening and expanding the operations of each location is an efficient and effective means of increasing market share in the geographic areas in which we do business, and that our business teams serve a dual purpose: 1) Delivering high-quality service to our clients, thereby supporting client business growth and retention, and driving client referrals, and 2) Incubating and acquiring talent at the branch level to support expansion into new markets.

- Penetrate new markets. We intend to expand our geographic presence as opportunities arise. We continue to refine our approach to geographic expansion, which now includes an "asset-light" entry to new markets until sufficient scale is reached to warrant a physical office location. As part of this effort to expand geographically, we have become licensed to provide PEO services nationwide.

Workers' Compensation

Through our client services agreement, BBSI can provide workers' compensation coverage to its clients. We provide this coverage through a variety of methods, all of which are subject to rigorous underwriting to assess financial stability, risk factors and cultural alignment related to safety and the client's desire to improve their operations. In providing this coverage, we are responsible for complying with applicable statutory requirements for workers' compensation coverage.

Risk mitigation is also an important contributor to our principal goal of helping business owners operate their business more efficiently. It is in the mutual interests of the client and BBSI to commit to workplace safety and risk mitigation. We maintain clear guidelines for our area managers and risk management consultants, directly tying their continued employment to their diligence in understanding and addressing the risks of accident or injury associated with the industries in which client companies operate and in monitoring clients' compliance with workplace safety requirements.

Elements of Workers' Compensation System

State law (and for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses, including catastrophic injuries and fatalities, incurred in the course and scope of employment. Most states require employers to maintain workers' compensation insurance or otherwise demonstrate financial responsibility to meet workers' compensation obligations to employees. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers' compensation is an exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. In many states, employers who meet certain financial and other requirements are permitted to self-insure.

Insured Program

The Company provides workers' compensation coverage for client employees primarily through arrangements with fully licensed, third-party insurers (the "insured program"). Under this program, carriers issue policies or afford coverage to the Company's clients under a program maintained by the Company. Approximately 84% of the Company's workers' compensation exposure is covered through the insured program.

Effective July 1, 2021, the Company entered into a new arrangement for its insured program, whereby third-party insurers assumed all risk of loss for claims incurred from July 1, 2021 to June 30, 2022 (the "2021-2022 Policy"). The arrangement for the insured program was extended for claims incurred from July 1, 2022 to June 30, 2023 (the "2022-2023 Policy") and for claims incurred from July 1, 2023 to June 30, 2024 (the "2023-2024 Policy").

The 2021-2022 Policy, 2022-2023 Policy, and 2023-2024 Policy allow for premium adjustments depending on overall policy performance. If claims develop favorably, BBSI can participate in savings up to $20.0 million, $22.5 million, and $28.5 million for the 2021-2022 Policy, 2022-2023 Policy, and 2023-2024 Policy, respectively. If claims develop adversely, additional premium may be charged up to $7.5 million under the 2021-2022 Policy. No additional premiums may be charged if claims develop adversely under the 2022-2023 Policy and the 2023-2024 Policy.

For claims incurred under the insured program prior to July 1, 2021, the Company retains risk of loss up to the first $3.0 million per occurrence on policies issued after June 30, 2020 and $5.0 million per occurrence on policies issued before that date.

On June 29, 2020, the Company entered into a loss portfolio transfer agreement ("LPT 1") to remove all outstanding workers' compensation claims obligations for claims incurred under its insured program between February 1, 2014 and December 31, 2017.

On June 30, 2021, the Company entered into a loss portfolio transfer agreement ("LPT 2") to remove all remaining outstanding workers' compensation claims obligations for client policies issued under its insured program up to June 30, 2018.

<u>Self-Insured Programs</u>

The Company is a self-insured employer with respect to workers' compensation coverage for all employees, including employees of PEO clients that elect to participate in our workers' compensation program, working in Colorado, Maryland and Oregon. In the state of Washington, state law allows only the Company's staffing services and internal management employees to be covered under the Company's self-insured workers' compensation program. The Company also operates a wholly owned, fully licensed insurance company, Ecole, which provides workers' compensation coverage to client employees working in Arizona and Utah. Approximately 16% of the Company's workers' compensation exposure is covered through self-insurance or Ecole (the "self-insured programs").

For all claims incurred under the Company's self-insured programs, the Company retains risk of loss up to the first $3.0 million per occurrence, except in Maryland and Colorado, where the Company's retention per occurrence is $1.0 million and $2.0 million, respectively. For claims incurred under the Company's self-insured programs prior to July 1, 2020, the Company retains risk of loss up to the first $5.0 million per occurrence, except in Maryland and Colorado, where the retention per occurrence is $1.0 million and $2.0 million, respectively.

<u>Claims Management</u>

As a result of our status as a self-insured employer in four states and our remaining retention arrangements, our workers' compensation expense is tied directly to the incidence and severity of covered workplace injuries. We seek to contain our workers' compensation costs through a comprehensive approach to claims management. We use managed-care systems to reduce medical costs and keep time-loss costs to a minimum by assigning injured workers, whenever possible, to short-term assignments which accommodate the workers' physical limitations. We believe that these assignments minimize both time actually lost from work and covered time-loss costs. We engage a third-party claims administrator ("TPA") to provide the primary claims management expertise. Typical claims management procedures include performing thorough and prompt on-site investigations of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to eliminate future adverse development of claims costs. We also maintain a corporate-wide pre-employment drug screening program and a post-injury drug test program. We believe our claims management program has resulted in a reduction in the frequency of fraudulent claims and in accidents in which the use of illicit drugs appears to have been a contributing factor.

Sponsored Benefits

In 2023, BBSI began offering employee benefits to its PEO client employees. As a plan sponsor, BBSI engages with third-party insurance carriers to enter into fully insured arrangements to offer a wide range of employee benefit programs to our clients, including medical, dental and vision plans, flexible spending accounts and health savings accounts, life insurance and voluntary accident coverage, and critical illness and disability coverage, among others.

As the sponsor and administrator of the PEO benefit programs, BBSI negotiates the terms of the benefit programs with third-party insurance carriers and benefit providers, pays insurance carrier premiums, and maintains the plans to comply with all applicable federal, state, and local laws and regulations. We also provide access to benefit consultants who design benefit plans that meet the specific needs of our clients, produce tailored benefit guides that assist our worksite employees in selecting benefit products that are right for them, and we provide a custom enrollment interface through myBBSI. We believe that the administration services and the wide array of benefit products that we offer as a plan sponsor would traditionally only be available to large organizations. By providing our small and medium-sized business clients with access to best-in-class benefits and administration services, we are providing strategic value that improves our clients' ability to attract and retain top talent for their organizations.

Human Capital

At December 31, 2023, we had 130,513 total employees, including 126,446 WSEs under our PEO client service agreements, 3,224 staffing services employees, 839 managerial, sales and administrative employees (together, "management employees"), and 4 executive officers. The number of employees at any given time may vary significantly due to business conditions at customer or client companies. We believe our employee relations with management employees are good.

BBSI believes that making significant investments in the best management employee talent available allows us to leverage the value of this investment many times over. Additionally, we believe our Company's success depends on our ability to attract, develop and retain our workforce. As such, we strive to be an employer of choice and promote the health, welfare and safety of our employees. This involves promoting diversity and treating all employees with dignity and respect, while providing our management employees with fair, market-based, competitive and equitable compensation.

We motivate our management employees through a compensation package that includes a competitive base salary and the opportunity for profit sharing. At the branch level, profit sharing is in direct correlation to client WSE growth and workers' compensation claims performance, reinforcing a culture focused on achievement of client goals. We also provide a comprehensive benefits package as well as an employee stock purchase plan. We seek feedback from employees regarding our benefits package through employee surveys. This information is used by management to make improvements as we continuously strive to be an employer of choice.

We offer various qualified employee benefit plans to our employees, including those employees for whom we are the administrative employer in a co-employment arrangement with a PEO client that so elects. Employees covered under a PEO arrangement may participate in our 401(k) plan at the sole discretion of the PEO client. Our qualified staffing and management employee benefit plans include our 401(k) plan. Beginning in 2023, qualified employees may enroll upon reaching 21 years of age and completing six months of service. We make matching contributions to the 401(k) plan under a safe harbor provision, which are immediately 100% vested. We match 100% of contributions by management and staffing employees up to 3% of each participating employee's annual compensation and 50% of the employee's contributions up to an additional 2% of annual compensation.

We also offer a cafeteria plan under Section 125 of the Internal Revenue Code and group health, life insurance and disability insurance plans to qualified staffing and management employees. Generally, qualified employee benefit plans are subject to provisions of both the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

Certain highly compensated employees of the Company are allowed to participate in a nonqualified deferred compensation plan. Under the plan, participants are permitted to defer receipt for income tax purposes of up to 90% of salary and up to 100% of any incentive bonus. Participants earn a return on their deferred compensation based on investment earnings of participant-selected investments. As an incentive to participate in the plan, the Company awards restricted stock units with a value equal to 35% of the amount deferred under the plan, up to a maximum of $75,000 per year. The restricted stock units vest in full on the fifth anniversary of the grant date, contingent on the continued employment of the participant.

The Company established a Rabbi trust under which compensation deferred by participants is deposited and held separately from the Company's other assets, subject to the claims of the Company's creditors in the event of its bankruptcy or insolvency.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Acts") subject us to potential penalties unless we offer to our employees minimum essential healthcare coverage that is affordable. Because each PEO client is considered to be the sole employer in the application of any rule or law included within the scope of the Acts, we are not required to offer health care coverage to the WSEs of our PEO clients. However, in 2023 we began offering sponsored benefits, including healthcare coverage, to eligible PEO client employees as part of our PEO service offering. To comply with the employer mandate provision of the Acts for our staffing and management employees, we offer health care coverage to all staffing and management employees eligible for coverage under the Acts.

Regulatory and Legislative Environment

We are subject to the laws and regulations of the jurisdictions within which we operate, including those governing self-insured employers under the workers' compensation systems in Oregon, Maryland, and Colorado, as well as in Washington for staffing and management employees. We are also subject to laws and regulations governing our two wholly owned insurance companies in Arizona. While the specific PEO laws and regulations vary among these jurisdictions, they typically require some form of licensing or registration and often have statutory requirements for workplace safety and notice of change in obligation of workers' compensation coverage in the event of contract termination. Although compliance with these requirements imposes some additional financial risk, particularly with respect to those clients who breach their payment obligation to us, such compliance has not had a material adverse effect on our business to date.

Our operations are affected by numerous federal and state laws relating to labor, tax and employment matters. Through our client services agreement, we assume certain obligations and responsibilities as the administrative employer under federal and state laws. Since many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of "employer" under these laws is not uniform.

As an employer, we are subject to all federal statutes and regulations governing our employer-employee relationships for staffing and management employees. Subject to the discussion of risk factors below, we believe that our operations comply in all material respects with applicable federal statutes and regulations.

Due to the nature of our operations, we collect, store, process, use and retain significant amounts of confidential and sensitive personal employee and client information. As such, we are subject to a variety of federal and state laws and regulations associated with data privacy and security. For further discussion on the federal and state laws and regulations associated with data privacy and security, including protected health information ("PHI") and the related federal and state regulations such as HIPAA and the HITECH act, refer to "Risk Factors" in Item 1A of Part I of this report.

Additional Information

Our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and registration statements, as well as any amendments to these filings, are accessible free of charge at our website at http://www.bbsi.com as soon as reasonably practicable after they are electronically filed with the SEC. By making this reference to our website, we do not intend to incorporate into this report any information posted on our website. The website should not be considered part of this report.

The SEC also maintains a website at http://www.sec.gov that provides access to reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

Item 1A.   RISK FACTORS

In addition to other information contained in this report, the following risk factors should be considered carefully in evaluating our business.

Risks Relating to Workers' Compensation

Our ability to continue our business operations under our present service model is dependent on maintaining workers' compensation insurance coverage.

Our arrangement with fully licensed, third-party insurers under the insured program provides workers' compensation coverage to BBSI's PEO clients through June 30, 2024, with committed coverage through

June 30, 2024, and the possibility of additional annual renewals. If our fully licensed third-party insurers are unwilling or unable to renew our arrangement in the future, we would need to seek coverage from a small number of alternative insurers. If replacement coverage were unavailable or available only on significantly less favorable terms, our business and results of operations would be materially adversely affected.

We continue to have retention for certain workers' compensation claims incurred prior to July 1, 2021 in the majority of states in which we operate.

For claims incurred under the insured program prior to July 1, 2021, the Company retains risk of loss up to the first $3.0 million per occurrence on policies issued after June 30, 2020, and $5.0 million per occurrence on policies issued before that date.

For all claims incurred under the Company's self-insured programs, the Company retains risk of loss up to the first $3.0 million per occurrence, except in Maryland and Colorado, where the Company's retention per occurrence is $1.0 million and $2.0 million, respectively. For claims incurred under the Company's self-insured programs prior to July 1, 2020, the Company retains risk of loss up to the first $5.0 million per occurrence, except in Maryland and Colorado, where the retention per occurrence is $1.0 million and $2.0 million, respectively.

On June 29, 2020, the Company entered into a loss portfolio transfer agreement ("LPT 1") to remove all outstanding workers' compensation claims obligations for claims incurred under its insured program between February 1, 2014 and December 31, 2017. On June 30, 2021, the Company entered into a loss portfolio transfer agreement ("LPT 2") to remove all remaining outstanding workers' compensation claims obligations for client policies issued under its insured program up to June 30, 2018.

Thus, for claims incurred before July 1, 2020, the Company has financial risk for most workers' compensation claims under $5.0 million on a per occurrence basis, except for claims transferred under the insured program as part of LPT 1 and LPT 2. For claims incurred between July 1, 2020 and June 30, 2021, the Company has financial risk for most workers' compensation claims under $3.0 million on a per occurrence basis. This level of per occurrence retention may result in higher workers' compensation costs to us with a corresponding negative effect on our operating results and financial condition.

Collateral requirements could increase beyond our ability to satisfy those requirements.

The Company is required to provide collateral for its insured program and by certain states related to its current and former status as a self-insured employer. Various factors, including adverse loss experience or a decline in the fair value of investments in our collateral accounts, could cause the counterparties to require that additional collateral be posted. To partially satisfy these collateral requirements, the Company has provided surety bonds and standby letters of credit. If there are significant changes to the market for these credit products, or if we are unable to renew these agreements, we may incur increased costs or be required to deposit additional capital as collateral.

Failure to manage the severity and frequency of workplace injuries will increase our workers' compensation expenses.

Significant increases in the relative frequency or severity of workplace injuries due to failures to accurately assess potential risks or assure implementation of effective safety measures by our clients may result in increased workers' compensation claims expenses, with a corresponding negative effect on our results of operations and financial condition.

Risks Related to Technology

To succeed, we must constantly improve our technology to meet the expectations of our clients. If we fail to meet those expectations, we may lose clients and harm our business.

To attract and retain clients and satisfy their expectations, the software, hardware and networking technologies we use must be frequently and rapidly upgraded, enhanced and improved in response to technological advances, competitive pressures, client expectations, and new and changing laws. Failure to successfully implement technological improvements could result in harm to our reputation, loss of market share, reduced revenue, or client claims against us, any of which could materially harm our business.

As we continue to invest in upgrades or replacements to our existing systems, including enhancements and additional security measures, we may incur substantial costs and risks relating to development, installation and implementation, including disruptions in our service offerings or increases in expected costs, which may have a material adverse effect on our operating results and financial condition.

We are dependent upon technology services, and if we experience damage, service interruptions or failures in our computer and telecommunications systems, our client relationships and our ability to attract new clients may be adversely affected.

We rely extensively on computer systems, including systems of third-party vendors, to provide service offerings to our clients, manage our branch network, perform employment-related services and accounting and reporting functions, and summarize and analyze our financial results. These systems are subject to damage or interruption from telecommunications failures, power-related outages, third-party disruptions, computer viruses and malicious attacks, security breaches and catastrophic events. If these systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, experience loss of critical data and interruptions or delays in our ability to manage our operations and encounter a loss of client confidence. In addition, our clients' businesses may be adversely affected by any system or equipment failure or breach we experience. As a result, we may suffer damage to our reputation, we may lose clients, our ability to attract new clients may be adversely affected, and we could be exposed to contractual liability.

We depend on third-party software to provide our services and support our operations.

Significant portions of our services and operations rely on software that is licensed from third-party vendors. The fees associated with these license agreements could increase in future periods, resulting in increased operating expenses. If there are significant changes to the terms and conditions of our license agreements, if we are unable to renew these license agreements, if the software is not up to date with current legal requirements such that we become non-compliant, if the software is not updated to meet our needs as our business evolves, or if the software becomes unavailable for any other reason, we may be required to make changes to our vendors or information technology systems. These changes may impact the services we provide to our clients or the processes we have in place to support our operations, which could have an adverse effect on our business.

We could be subject to reduced revenues, increased costs, liability claims, or harm to our reputation as a result of data theft, cyberattacks or other security vulnerabilities.

The nature of our business involves the receipt, storage, and transmission of personal and proprietary information about thousands of employees and clients. Attacks on information technology systems continue to grow in frequency and sophistication, and we and our third-party vendors are targeted by unauthorized parties using malicious tactics, code, and viruses. Hardware or applications we develop or procure from third-party vendors may contain defects in design or other problems that could unexpectedly compromise the confidentiality, integrity or availability of data or our systems. Because the techniques used to obtain unauthorized access and disable or sabotage systems change frequently and may be difficult to detect for long periods of time, we and our third-party vendors may be unable to anticipate these techniques or implement adequate preventive measures. Additionally, as our employees may work from home more frequently and access the Company's systems remotely, the Company may be exposed to heightened security risks, including the risk of cyber-attacks.

The methods and techniques used by cyber threat actors to gain entry into our network and access our computer systems, software and data will become more advanced with the use of artificial intelligence and may become increasingly difficult or impossible to detect and prevent. As these threats continue to evolve, we may be required to invest significant additional resources to modify and enhance our information security and controls or to investigate and remediate any security vulnerabilities. While our technology infrastructure is designed to safeguard and protect personal and business information, we have limited ability to monitor the implementation of similar safeguards by our vendors.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, corruption of data, misuse or theft of private or other sensitive information, or inadvertent acts by our own employees, could result in the disclosure or misuse of confidential or proprietary information, which could have a material adverse effect on our business operations or that of our clients. If we experience a significant data security breach, fail to detect and appropriately respond to a significant data security breach, or fail to comply with the various state cybersecurity regulations including the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA), we could be exposed to government enforcement actions and private litigation. These losses may exceed our insurance coverage for such incidents. In addition, our employees and clients could lose confidence in our ability to protect their personal and proprietary information, which could cause them to terminate their relationships with us. Any loss of confidence arising from a significant data security breach could hurt our reputation, further damaging our business.

Other Risks Related to our Business and Industry

New service offerings may subject us to additional risks.

In August 2022, BBSI announced its plans to make certain fully insured medical and other health and welfare benefits available to qualifying worksite employees beginning in 2023. This new service offering, as well as other potential future service offerings, may introduce additional risks and uncertainties to our business. Our efforts to implement new services may place substantial additional demands on our employees, as well as our information systems and technology platforms. We may also need to invest significant additional resources in our people, processes, controls and information security. Failure to successfully implement new service offerings, including the appropriate controls, policies and procedures, information systems, and data privacy and security, could have a material adverse effect on our business, reputation, results of operations and financial condition.

New service offerings, including health care benefits, may also introduce additional legislative and regulatory requirements with which we are not familiar, or from which we are currently exempt. Violation of such laws and regulations could subject us to fines, penalties, and damages, damage our reputation, constitute a breach of our client agreements, impair our ability to obtain and renew required licenses, and decrease our profitability or competitiveness. If any of these effects were to occur, our operating results and financial condition could be materially adversely affected.

To continue to grow revenues, we are dependent on retaining current clients and attracting new clients.

The Company's revenue growth can be volatile and is dependent on same customer sales and the addition of new clients. Revenues increased 1.4% in 2023 and increased 10.4% in 2022. There can be no assurance that we will continue to maintain current levels of revenues. Efforts to achieve business growth intensifies pressure on retaining current clients and attracting increasing numbers of new clients.

Our business is subject to risks associated with geographic market concentration.

Our California operations accounted for approximately 72% of our total revenues in 2023. As a result of the current importance of our California operations and anticipated continued growth from these operations, our profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in California. If California experiences an economic downturn, or if the regulatory environment changes in a way that adversely affects our ability to do business or limits our competitive advantages, our profitability and growth prospects may be materially adversely affected. Similarly, due to our geographic concentration in California, a natural disaster or major event that disrupts these markets or the related workforce could have an immediate and material adverse impact on our operations and profitability.

Economic conditions may impact our ability to attract new clients and cause our existing clients to reduce staffing levels or cease operations.

Weak economic conditions, including periods of elevated inflation and interest rates, may have a negative impact on small-and mid-sized businesses, which make up the majority of our clients. In turn, these businesses could cut costs, including trimming employees from their payrolls, or closing locations or ceasing operations altogether. If current economic conditions were to weaken further, these forces may result in decreased revenues due both to the downsizing of our current clients and increased difficulties in attracting new clients in a poor economic environment. An economic downturn may also result in additional bad debt expense to the extent that existing clients cease operations or are otherwise unable to meet their financial obligations. Additionally, weak economic conditions may result in higher unemployment, which is correlated with increased workers' compensation claims. The spread of a highly infectious or contagious disease, and the response by federal, state, and local government agencies, including preventative actions taken such as shelter-in-place orders, restrictions on travel, temporary closures of businesses deemed to be high-risk or non-essential, and other government mandates, could create significant economic disruption that results in a material reduction in business operations, such as occurred during the COVID-19 pandemic. As our PEO fees are based on client payroll, workforce reductions or shortages related to a future pandemic could have a material adverse effect on our business. Clients who are impacted by government restrictions and economic disruptions may experience liquidity and other financial issues, which may reduce their capacity to pay for our services. These factors could have a material adverse effect on our results of operations and financial condition.

Our staffing business is vulnerable to economic fluctuations.

Demand for our staffing services is sensitive to changes in the level of economic activity in the regions in which we do business. As economic activity slows down, companies often reduce their use of temporary employees before undertaking layoffs of permanent staff, resulting in decreased demand for staffing services. On the other hand, during strong economic periods or tight labor markets due to other factors, we often experience shortages of qualified employees to meet customer needs.

Because we assume the obligation to make wage, tax and regulatory payments in respect of some employees, we are exposed to client credit risks.

We generally assume credit risk associated with our clients' employee payroll obligations, including liability for payment of salaries and wages (including payroll taxes), as well as retirement benefits. These obligations are fixed whether or not the client makes payments to us as required by our services agreement. We attempt to mitigate this risk by invoicing our clients at the end of their specific payroll processing cycle. We also carefully monitor the timeliness of our clients' payments and impose strict credit standards on our customers. If we fail to successfully manage our credit risk, our results of operations and financial condition could be materially and adversely affected.

Increases in unemployment claims could raise our state and federal unemployment tax rates that we may not be able to pass on to our customers.

During weak economic conditions in our markets, the level of unemployment claims tends to rise as a result of employee layoffs at our clients and lack of work in our temporary staffing pool. The rise in unemployment claims often results in higher state and federal unemployment tax rates, which in most instances cannot be concurrently passed on to our customers either due to existing client services agreements or competitive pricing pressures. Increases in our state and federal unemployment tax rates could have a material adverse effect on our results of operations, particularly in the early part of the calendar year when payroll tax rates are at or near their maximum.

If we are unable to maintain our brand image and corporate reputation, our business may suffer.

Our success depends in part on our ability to maintain our reputation for providing excellent service to our customers. Service quality issues, whether actual or perceived, and even when due to dissemination of false information or unfounded perceptions, could tarnish the image of our brand and may cause customers to use other companies. Also, adverse publicity surrounding labor relations, data breaches, SEC investigations, and the like, could negatively affect our overall reputation. Damage to our reputation could reduce demand for our services and thus have an adverse effect on our business, financial condition and results of operations.

Our service agreements may be terminated on short notice, leaving us vulnerable to a significant loss of customers in a short period of time, if business or regulatory conditions change or events occur that negatively affect our reputation.

Our client services agreements are generally terminable on 30 days' notice by either us or our client. As a result, our clients may terminate their agreement with us at any time, making us particularly vulnerable to changing business or regulatory conditions or changes affecting our reputation or the reputation of our industry.

We may be exposed to employment-related claims and costs and periodic litigation that could adversely affect our business and results of operations.

We either co-employ employees in connection with our PEO client services agreements or place our employees in our customers' workplace in connection with our staffing business. As such, we are subject to several risks inherent to our status as the administrative employer, including without limitation:

- claims of misconduct or negligence on the part of our employees, discrimination or harassment claims against our employees, or claims by our employees of discrimination or harassment by our clients;

- immigration-related claims;

- claims relating to violations of wage, hour and other workplace regulations;

- claims relating to employee benefits, entitlements to employee benefits, or errors in the calculation or administration of such benefits; and

- possible claims relating to misuse of customer confidential information, misappropriation of assets or other similar claims.

If we experience significant incidents involving any of the above-described risk areas, we could face substantial out-of-pocket losses, fines or negative publicity. In addition, such claims may give rise to litigation, which may be time consuming, distracting and costly, and could have a material adverse effect on our business. With respect to claims involving our co-employer relationships, although our client services agreement provides that the client will indemnify us for any liability attributable to the conduct of the client or its employees, we may not be able to enforce such contractual indemnification, or the client may not have sufficient assets to satisfy its obligations to us. An increase in employment-related claims against us may have a material adverse effect on our results of operations.

We are dependent on certain key personnel and recruitment and retention of key employees may be difficult and expensive.

We believe that the successful operation of our business is dependent upon our retention of the services of key personnel, including our Chief Executive Officer, other executive officers and area managers. We may not be able to retain all our executives, senior managers and key personnel in light of competition for their services. If we lose the services of one of our executive officers or a significant number of our senior managers, our results of operations likely would be adversely affected.

We depend on attracting and retaining qualified employees; during periods of economic growth, our costs to do so increase and attracting and retaining people becomes more difficult.

Our teams of client-facing professionals are the foundation of our value proposition. Our ability to attract and retain qualified personnel could be adversely affected by lower unemployment rates and higher compensation levels. During periods of economic growth, we face increased competition for retaining and recruiting qualified personnel, resulting in higher advertising and recruiting costs and increased salary expenses. If we cannot attract and retain qualified employees, the quality of our services may deteriorate and our reputation and results of operations could be adversely affected.

We do not have an expansive in-house sales staff and therefore rely extensively on referral partners.

We currently maintain a limited internal professional sales force, instead relying heavily on referral partners to provide referrals to new business. In connection with these arrangements, we pay a fee to referral partners for new clients. These referral firms and individuals do not have an exclusive relationship with us. If we are unable to maintain these relationships or if our referral partners increase their fees or lose confidence in our services, we could face declines in our business and additional costs and uncertainties as we attempt to hire and train an internal sales force.

Failure to maintain health insurance coverage or significant increases in the cost of health insurance coverage could adversely affect our business and results of operations.

In 2023 BBSI began offering health insurance benefits as part of our PEO services. Our arrangement with third-party insurers provides health insurance coverage to BBSI's PEO clients through December 31, 2024, with the possibility of additional annual renewals. If our third-party insurers are unwilling or unable to renew our arrangement in the future, we would need to seek coverage from alternative insurers. If replacement coverage were unavailable or available only on significantly less favorable terms, our business and results of operations would be materially adversely affected. Additionally, if maintaining health insurance coverage becomes significantly more costly due to claims experience or other factors, this could also have a material adverse effect on our business and results of operations.

Our business is subject to risks associated with healthcare reforms.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Acts") subject us to potential penalties unless we offer our employees minimum essential healthcare coverage that is affordable. To comply with the employer mandate provision of the Acts, we offer health care coverage to all temporary and permanent employees eligible for coverage under the Acts other than employees of our PEO clients, which are responsible for providing required health care coverage to their employees. Designating employees as eligible is complex and is subject to challenge by employees and the Internal Revenue Service ("IRS"). While we believe we have properly identified eligible employees, a later determination that we failed to offer the required health coverage to eligible employees could result in penalties that may materially harm our business.

Additionally, we began offering employee health and welfare benefits to our PEO clients beginning in 2023. We cannot be certain that compliant insurance coverage will remain available to us on reasonable terms, and we could face additional risks arising from future changes to or repeal of the Acts or changed interpretations of our obligations under the Acts. If new healthcare legislation or future changes to the Acts were to increase the cost of providing health care benefits, or to limit our ability to offer health care benefits to our PEO clients, our business, operating results, and financial condition could be materially adversely affected.

Failure to comply with applicable data security and privacy regulations related to our health care offering could adversely affect our business.

As BBSI began offering health benefits to our PEO clients in 2023, we have access to protected health information ("PHI") of our client employees. Compliance with federal and state regulations such as HIPAA and the HITECH Act is required for handling this PHI. HIPAA imposes limitations on the use and disclosure of PHI, and sets requirements for health data privacy, security, and breach notification. Non-compliance with HIPAA can lead to penalties and fines. Failure to appropriately comply with data security regulations could materially adversely impact our business, reputation, operating results, and financial condition.

We face competition from several other companies.

We face competition from various companies that may provide all or some of the services we offer. Our competitors include companies that are engaged in staffing services such as Robert Half International Inc., Kelly Services, Inc., and ManpowerGroup Inc.; companies that are focused on co-employment, such as Insperity, Inc., and TriNet Group, Inc.; and companies that primarily provide payroll processing services, such as Automatic Data Processing, Inc. and Paychex, Inc. We also compete with insurance carriers and other providers of workers' compensation insurance, and our offerings must be priced competitively with prices provided by these competitors for us to attract and retain our clients. Maintaining competitive pricing in the workers' compensation market could lead to reduced margins and profitability. Additionally, we face competition from information technology outsourcing firms and broad-based outsourcing and consulting firms that perform individual projects.
Several of our existing or potential competitors have substantially greater financial, technical and marketing resources than we do, which may enable them to:

- develop and expand their infrastructure and service offerings more quickly and achieve greater cost efficiencies;

- invest in new technologies;

- expand operations into new markets more rapidly;

- devote greater resources to marketing;

- compete for acquisitions more effectively and complete acquisitions more easily; and

- aggressively price products and services and increase benefits in ways that we may not be able to match financially.

To compete effectively in our markets, we must target our potential clients carefully, continue to improve our efficiencies and the scope and quality of our services, and rely on our service quality, innovation, education and program clarity. If our competitive advantages are not compelling or sustainable, then we are unlikely to increase or sustain profits and our stock price could decline.

Our investment portfolio is subject to market and credit risks, which could adversely impact our financial condition or results of operations.

We seek to hold a diversified portfolio of high-quality investments that is managed by a professional investment advisory firm in accordance with our investment policy and routinely reviewed by management and approved by the Risk Management Committee of our Board of Directors. However, our investments, including those held as collateral for our various insurance programs, are subject to general economic conditions and market risks, as well as risks inherent to particular securities, including credit, interest rate and liquidity risks. Our portfolio consists primarily of fixed-rate debt securities and is subject to changing valuation based on interest rate fluctuations, and the risk that certain investments may default, become impaired due to deterioration in the financial condition of one or more issuers of the securities, or will need to be sold for realized losses. Although our investment strategy is designed to preserve our capital, we cannot be certain that our investment objectives will be achieved, and we could incur substantial realized and unrealized investment losses in future periods which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to draw on our revolving credit facility in the future.

If our business does not perform as expected, including if we generate less revenue than anticipated from our operations or encounter significant unexpected costs, we may fail to comply with the financial covenants under our credit facilities. If we do not comply with our financial covenants and we do not obtain a waiver or amendment from our lender, the lender may elect to cause all amounts owed to become immediately due and payable or may decline to renew our credit facility. In that event, we would seek to establish a replacement credit facility with one or more other lenders, including lenders with which we have an existing relationship, potentially on less desirable terms. There can be no guarantee that replacement financing would be available at commercially reasonable terms, if at all.

Changes in our income tax positions or adverse outcomes resulting from on-going or future tax audits could harm our business, operating results, financial condition and prospects.

Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. In determining the adequacy of our tax provision, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the IRS and other tax authorities. The tax authorities in the U.S. regularly examine our income and other tax returns. The ultimate outcome of tax examinations and disputes cannot be predicted with certainty. Should the IRS or other tax authorities assess additional taxes as a result of these or other examinations, we may be required to record charges to operations that could have a material impact on our results of operations, financial position or cash flows.

Our long-term growth strategy may include acquisitions which could be unsuccessful or cause disruptions to our business, which could adversely impact our financial condition or results of operations.

Potential future acquisitions may introduce several risks related to the integration of businesses, personnel, product lines, and technologies. If we are unable to successfully identify appropriate acquisition candidates, negotiate favorable terms, and successfully integrate an acquisition, our business, financial condition, and results of operation could be materially and adversely affected.

Risks Related to Our Regulatory Environment

Failure to appropriately interpret and comply with COVID-19 relief programs could materially adversely affect our business, reputation, results of operations and financial condition.

In response to the pandemic, federal and state government agencies have enacted numerous laws and regulatory guidelines designed to help the economy, individuals and employers. Many of these legislative and regulatory programs, including the CARES Act and the American Rescue Plan Act, directly impact the Company and our clients. The guidance surrounding these programs can be limited and has evolved over time. Failure to appropriately interpret and comply with legal and regulatory requirements arising from the COVID-19 pandemic could harm client relationships and result in fines, penalties, and legal or regulatory action, which could have a material adverse effect on our business and reputation. Several of these programs, including the Employee Retention Tax Credit ("ERC"), use payroll tax credits or deferrals as the mechanism to provide benefits to small businesses and employees. As such, when clients and former clients wish to utilize these programs, the associated tax forms must be filed through the PEO, which creates additional administrative effort for the PEO. Because of this process, IRS review of our clients may further result in administrative effort for BBSI. Additionally, determining eligibility for programs such as ERC is complex and is based on company-specific data that PEOs do not possess for their clients. If the IRS denies any of our clients' claims or deems clients who have received ERC through BBSI ineligible, and if the IRS or our clients attempt to hold BBSI liable for these amounts, this could have a material adverse effect on our business, results of operation and financial condition.

We operate in a complex regulatory environment, and failure to comply with applicable laws and regulations could adversely affect our business.

Corporate human resource operations are subject to a broad range of complex and evolving laws and regulations, including those applicable to payroll practices, benefits administration, employment practices, workers' compensation coverage, and privacy. Because our clients have employees in many states throughout the United States, we must perform our services in compliance with the legal and regulatory requirements of multiple jurisdictions. Some of these laws and regulations may be difficult to ascertain or interpret and may change from time to time. Violation of such laws and regulations could subject us to fines, penalties, and damages, damage our reputation, constitute a breach of our client agreements, impair our ability to obtain and renew required licenses, and decrease our profitability or competitiveness. If any of these effects were to occur, our operating results and financial condition could be adversely affected.

If we are determined not to be an "employer" under certain laws and regulations, our clients may stop using our services, and we may be subject to additional liabilities.

We are the administrative employer in our co-employment relationships under the various laws and regulations of the IRS and the U.S. Department of Labor. If we are determined not to be the administrative employer under such laws and regulations and are therefore unable to assume our clients' obligations for employment and other taxes, our clients may be held jointly and severally liable for payment of such taxes. Some clients or prospective clients may view such potential liability as an unacceptable risk, discouraging current clients from continuing a relationship with us or prospective clients from entering into a new relationship with us. Any determination that we are not the administrative employer for purposes of ERISA could also adversely affect our ability to offer health care benefits to our PEO clients by subjecting us to additional state and federal laws and regulations, and could materially adversely affect our business, financial condition, and results of operations.

Changes in government regulations may result in restrictions or prohibitions applicable to the provision of employment services or the imposition of additional licensing, regulatory or tax requirements.

Our business is heavily regulated in most jurisdictions in which we operate. We cannot provide assurance that the states in which we conduct or seek to conduct business will not:

- impose additional regulations that prohibit or restrict employment-related businesses like ours;

- require additional licensing or add restrictions on existing licenses to provide employment-related services; or

- increase taxes or make changes in the way in which taxes are calculated for providers of employment-related services.

Any changes in applicable laws and regulations may make it more difficult or expensive for us to do business, inhibit expansion of our business, or result in additional expenses that limit our profitability or decrease our ability to attract and retain clients.

We may find it difficult to expand our business into additional states due to varying state regulatory requirements.

Future growth in our operations depends, in part, on our ability to offer our services to prospective clients in new states, which may subject us to different regulatory requirements and standards. To operate effectively in a new state, we must maintain all necessary licenses and regulatory approvals, adapt our procedures to that state's regulatory requirements and modify our service offerings to adapt to local market conditions. As we expand into additional states, we may not be able to duplicate in other markets the financial performance experienced in our current markets.

Our wholly owned insurance companies are subject to substantial government regulation.

Our wholly owned insurance companies are primarily regulated by state insurance commissioners in the states in which they conduct business. Such regulation includes monitoring the financial status of these companies, approving policies and premium rates, maintaining requirements for capital surplus and types of investments, and approving any significant changes to the legal or operating structure of these entities. State regulators can also impose taxes and other fees on insurance companies under their jurisdiction. These regulations may restrict our ability to operate these companies in the manner we believe is best, which could increase the cost of our operations, restrict our access to insurance coverage or adversely affect our liquidity.

Risks Related to Ownership of our Common Stock

Our stock price may be volatile or may decline, resulting in substantial losses for our stockholders.

The market price of our Common Stock has been, and may continue to be, volatile for the foreseeable future. Important factors that may cause our trading price to decline include the factors listed below and other factors that may have a material adverse effect on our business or financial results, including those described above in this "Risk Factors" section:

- actual or anticipated fluctuations in our results of operations, including a significant slowdown in our revenue growth or material increase in our workers' compensation expense;

- our failure to maintain effective internal control over financial reporting or otherwise discover material errors in our financial reporting;

- imposition of significant fines or penalties or other adverse action by regulatory authorities against the Company;

- adverse developments in legal proceedings involving claims against the Company;

- our failure to meet financial projections or achieve financial results anticipated by analysts; or

- changes in our Board of Directors or management.

Maryland law and our Charter and bylaws contain provisions that could make the takeover of the Company more difficult.

Certain provisions of Maryland law and our Charter and bylaws could have the effect of delaying or preventing a third-party from acquiring the Company, even if a change in control would be beneficial to our stockholders. These provisions of our Charter and bylaws permit the Board of Directors to issue up to 500,000 shares of preferred stock with such rights and preferences, including voting rights, as the Board may establish, without further approval by the Company's stockholders, which could also adversely affect the voting power of holders of our Common Stock.

In addition, the Company is subject to the Maryland control share act (the "Control Share Act"). Under the Control Share Act, a person (an "Acquiring Person") who acquires voting stock in a transaction (a "Control Share Acquisition") which results in its holding voting power within specified ranges cannot vote the shares it acquires in the Control Share Acquisition unless voting rights are accorded to such control shares by the holders of two-thirds of the outstanding voting shares, excluding the Acquiring Person and the Company's officers and directors who are also employees of the Company.

The Company is also subject to the provisions of Maryland law limiting the ability of certain Maryland corporations to engage in specified business combinations (the "Business Combination Act"). Subject to certain exceptions, the Business Combination Act prohibits a Maryland corporation from engaging in a business combination with a stockholder who, with its affiliates, owns 10% or more of the corporation's voting stock. These provisions will not apply to business combinations that are approved by the Board of Directors before the stockholder became an interested stockholder.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

Risk Management and Strategy

Cybersecurity Risk Management Process

We have developed and continue to enhance our cybersecurity program to help secure our computer systems, software, networks, and data against material risks from cybersecurity threats, and help manage the material cybersecurity risks associated with our use of third-party service providers.

BBSI has integrated cybersecurity risk management into our overall risk management framework to identify, assess, and manage cybersecurity risks. As part of our integrated risk management process, our technology and information security team work closely with our management team on an ongoing basis to identify and respond to cybersecurity threats. Our proactive approach to cybersecurity risk management includes cybersecurity risk assessments performed internally by our IT security team and externally by third-party experts, penetration and vulnerability testing using third-party vendors and tools, tabletop exercises that simulate cybersecurity incidents, cybersecurity awareness training, and internal audit assessments of critical IT controls.

Use of Cybersecurity Experts

Due to the complex and evolving cybersecurity threat landscape, BBSI engages third-party experts to conduct in-depth threat assessments, identify vulnerabilities, monitor and detect threats, and offer strategic insights into our risk management process. Leveraging the knowledge, expertise, and resources of third-party experts, we regularly evaluate our cybersecurity risk management strategy to help us align with best practices and address cybersecurity threats that could impact our ability to achieve our business objectives.

<u>Third-Party Service Provider Risk Management</u>

We utilize third-party service providers for a variety of reasons, including, without limitation, infrastructure and SaaS cloud computing services, technology and business process service providers, content delivery to customers, back-office support, and other functions. Such providers may have access to information about BBSI or that we hold about our customers, associates or vendors.

To mitigate the cybersecurity risk associated with the use of third-party service providers, we tier our third-party service providers based on their risk profile to establish applicable cybersecurity risk review standards and evaluate those providers in accordance with the tiering process. BBSI also relies on its third-party service providers to maintain cybersecurity control environments that address the risks associated with the products and services they provide to BBSI.

<u>Cybersecurity Threats</u>

We are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect BBSI, including our business strategy, results of operations, or financial condition. Despite our efforts to ensure the integrity of our computer systems, software, networks, third-party relationships, and other technology assets, we may not be able to anticipate, detect, or recognize threats to our systems and assets, or to implement effective preventative measures against all cyber threats, given the sophistication of the techniques used. For further discussion, see Item 1A. "Risk Factors – Risks Related to Technology."

Governance

<u>Board Oversight of Cybersecurity Risk</u>

Our Board of Directors has a significant role in the oversight of BBSI's cybersecurity risk. The Board's Risk Management Committee provides oversight of BBSI's enterprise-wide risk management framework, including the strategies, policies, procedures, processes, and systems established by management to identify, assess, measure, monitor, and manage cybersecurity and other risks facing the Company. The Board of Directors also periodically receives reports from third-party consultants on the current cybersecurity threat environment, the results of third-party penetration testing, and the evaluation of the Company's cybersecurity preparedness.

<u>Management's Role in Assessing and Managing Cybersecurity Risk</u>

BBSI's Chief Information Security Officer ("CISO") leads our enterprise information security program and is primarily responsible for the assessment and management of the Company's cybersecurity risk. The CISO has extensive experience in information technology and cybersecurity, including at another publicly traded company. The CISO oversees our cybersecurity risk management framework and manages a team of IT security professionals to identify and prioritize cybersecurity risks. The CISO also utilizes the expertise of third-party security partners to provide threat detection support, vulnerability management, incident response, penetration testing, and consulting services.

<u>Ongoing Monitoring and Reporting of Cybersecurity Incidents</u>

The Company has an internal security team, supplemented with third-party security partners, to consistently monitor, detect and respond to potential cybersecurity incidents. The Company has a cybersecurity incident reporting protocol that provides a mechanism for the appropriate members of management and the Board to be made aware of cybersecurity incidents. The Company also requires security awareness training for all employees to enable employees to understand their role in preventing and reporting cybersecurity incidents.

Reporting to the Board of Directors

The CISO and Chief Information Officer ("CIO") regularly update the Board's Risk Management Committee on cybersecurity risks that the Company faces and the risk mitigation strategies that the Company employs to respond to those risks, with meetings generally occurring quarterly.

Item 2.   PROPERTIES

We operate through 44 branches. The following table shows the number of branches in each state. We also lease office space in other locations in our market areas which we use to recruit and place employees.

Offices	Number of Branches
California	20
Oregon	4
Washington	4
Arizona	2
Colorado	2
Idaho	2
Maryland	2
Nevada	2
Utah	2
Delaware	1
North Carolina	1
Pennsylvania	1
Tennessee	1

On December 31, 2023, our leases had expiration dates ranging from less than one year to seven years. We own our 65,300 square foot corporate headquarters building, which is located in Vancouver, Washington.

Item 3. LEGAL PROCEEDINGS

BBSI is not subject to material legal proceedings and claims other than those which arise in the ordinary course of our business, except for those matters discussed in "Note 11 - Litigation" to the consolidated financial statements included in Item 8 of Part II of this report.

Item 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock (the "Common Stock") trades on the Global Select Market segment of The Nasdaq Stock Market under the symbol "BBSI." At February 9, 2024, there were 25 stockholders of record and approximately 8,144 beneficial owners of the Common Stock.

The following table summarizes information related to stock repurchases during the quarter ended December 31, 2023.

Month	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plan (1)	Approximate Dollar Value of Shares that May Yet Be Repurchased Under the Plan (1) (in thousands)
October	-	$ -	-	$ 64,083
November	12,850	108.42	12,850	62,690
December	32,950	112.54	32,950	58,982
Total	45,800		45,800	

(1) On July 31, 2023, the Board of Directors authorized the repurchase of up to $75.0 million of the Company's common stock over a two-year period beginning July 31, 2023. The new repurchase program replaces the program approved in February 2022. As of December 31, 2023, the Company had repurchased 161,200 shares at an aggregate purchase price of $16.0 million under the new repurchase program.

The following graph shows the cumulative total return at the dates indicated for the period from December 31, 2018 until December 31, 2023, for our Common Stock, The Nasdaq Composite Index, and the S&P 1500 Human Resource & Employment Services Index, a published industry index that is considered reflective of the Company's peers.

The stock performance graph has been prepared assuming that $100 was invested on December 31, 2018 in our Common Stock and the indexes shown, and that dividends are reinvested. The stock price performance reflected in the graph may not be indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Barrett Business Services, Inc., the NASDAQ Composite Index
and the S&P 1500 Human Resource & Employment Services Index



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/18	12/19	12/20	12/21	12/22	12/23
Barrett Business Services, Inc.	**100.00**	**160.10**	**123.44**	**127.02**	**174.12**	**218.98**
NASDAQ Composite	**100.00**	**136.69**	**198.10**	**242.03**	**163.28**	**236.17**
S&P 1500 Human Resource & Employment Services Index	**100.00**	**122.79**	**123.83**	**187.16**	**139.81**	**148.84**

Item 7. **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Overview

The Company is a leading provider of business management solutions for small and mid-sized companies. The Company has developed a management platform that integrates a knowledge-based approach from the management consulting industry with tools from the human resource outsourcing industry. This platform, through the effective leveraging of human capital, helps our business owner clients run their businesses more effectively. We believe this platform, delivered through a decentralized organizational structure, differentiates BBSI from our competitors.

We report revenues in our financial results in two categories of services: professional employer services ("PEO") and staffing.

With our PEO clients, we enter into a co-employment arrangement in which we become the administrative employer while the client maintains physical care, custody and control of their workforce. Our PEO services are billed as a percentage of client payroll; the gross amount invoiced includes direct payroll costs plus an additional percentage amount to cover employer payroll-related taxes, workers' compensation coverage (if provided), other service-related costs and a margin. However, actual costs can be higher or lower than anticipated. PEO customers are invoiced following the end of each payroll processing cycle, with payment generally due on the invoice date. Revenues for PEO services exclude direct payroll billings because we are not the primary obligor for those payments.

We generate staffing services revenues primarily from short-term staffing, contract staffing, on-site management and direct placement services. For staffing services other than direct placement, invoiced amounts include direct payroll, an amount intended to cover employer payroll-related taxes, workers' compensation coverage, other service-related costs and a margin. Staffing customers are invoiced weekly and typically have payment terms of 30 days. Direct placement services are billed at agreed fees at the time of a successful placement.

Our business is concentrated in California, and we expect to continue to derive a majority of our revenues from this market in the future. Revenues generated in our California operations accounted for 72% of our total revenues in 2023, 73% in 2022 and 73% in 2021. Consequently, weakness in economic conditions, changes in the regulatory or insurance environment, or natural disasters or other major disruptive events in California could have a material adverse effect on our financial results.

Our cost of revenues for PEO services includes employer payroll-related taxes, workers' compensation costs and employee benefits costs. Our cost of revenues for staffing services includes direct payroll costs, employer payroll-related taxes, and workers' compensation costs. Direct payroll costs represent the gross payroll earned by staffing services employees based on salary or hourly wages. Payroll taxes and benefits consist of the employer's portion of Social Security and Medicare taxes, federal and state unemployment taxes, and employee benefit costs, which primarily comprises health insurance premiums paid to third-party insurers and underwriting and benefit consultant payroll. Workers' compensation costs consist primarily of premiums paid to third-party insurers, claims reserves, claims administration fees, legal fees, medical cost containment ("MCC") expense, state administrative agency fees, third-party broker commissions, and risk manager payroll, as well as costs associated with operating our two wholly owned insurance companies, Associated Insurance Company for Excess ("AICE") and Ecole Insurance Company ("Ecole").

Selling, general and administrative expenses represent both branch office and corporate-level operating expenses. Branch operating expenses consist primarily of branch office staff payroll and personnel related costs, advertising, rent, office supplies, professional and legal fees and branch incentive compensation. Corporate-level operating expenses consist primarily of executive and office staff payroll and personnel related costs, professional and legal fees, travel, occupancy costs, information systems costs, and executive and corporate staff incentive compensation.

Depreciation and amortization represent depreciation of property and equipment, leasehold improvements, software and internally developed software costs. Property, equipment, software and internally developed software costs are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 39 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life.

Critical Accounting Policies and Estimates

We have identified the following accounting estimate as critical to our business and the understanding of our results of operations. For a detailed discussion of the application of this and other accounting policies, see "Note 1 - Summary of Operations and Significant Accounting Policies" to the consolidated financial statements in Item 8 of Part II of this report. The preparation of this Annual Report on Form 10-K requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

<u>Workers' Compensation Reserves</u>

We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by establishing a reserve that represents our estimates of future amounts necessary to pay claims and related expenses with respect to workplace injuries that have occurred. When a claim involving a probable loss is reported, our independent third-party administrator for workers' compensation claims ("TPA") establishes a case reserve for the estimated amount of ultimate loss. The estimate reflects a judgment based on established case reserving practices and the experience and knowledge of the TPA regarding the nature and expected amount of the claim, as well as the estimated expenses of settling the claim, including legal and other fees and expenses of claims administration. The adequacy of such case reserves depends in part on the professional judgment of the TPA to evaluate the economic consequences of each claim properly and comprehensively.

Our reserves include an additional component for potential future increases in the cost to finally resolve open injury claims and claims incurred in prior periods but not reported (together, "IBNR") based on actuarial estimates provided by the Company's independent actuary. IBNR reserves, unlike specific case reserves, do not apply to a specific claim but rather apply to the entire population of claims arising from a specific time period. IBNR primarily covers costs relating to:

- Future claim payments in excess of case reserves on recorded open claims;
- Additional claim payments on closed claims; and
- Claims that have occurred but have not yet been reported to us.

The process of estimating unpaid claims and claims adjustment expense involves a high degree of judgment and is affected by both internal and external events, including changes in claims handling practices, modifications in reserve estimation procedures, changes in individuals involved in the reserve estimation process, inflation, trends in the litigation and settlement of pending claims, and legislative changes.

Our estimates are based on actuarial analyses and informed judgment, derived from individual experiences and expertise applied to multiple sets of data and analyses. We consider significant facts and circumstances known both at the time that loss reserves are initially established and as new facts and circumstances become known. Due to the inherent uncertainty underlying loss reserve estimates, the expenses incurred through final resolution of our liability for our workers' compensation claims will likely vary from the related loss reserves at the reporting date. Therefore, as specific claims are paid out in the future, actual paid losses may be materially different from our current loss reserves.

A basic premise in most actuarial analyses is that historical data and past patterns demonstrated in the incurred and paid historical data form a reasonable basis upon which to project future outcomes, absent a material change. Significant structural changes to the available data can materially impact the reserve estimation process. To the extent a material change affecting the ultimate claim liability becomes known, such change is quantified to the extent possible through an analysis of internal company data and, if available and when appropriate, external data. Actuaries exercise a considerable degree of judgment in the evaluation of these factors and the need for such actuarial judgment is more pronounced when faced with material uncertainties.

We believe that the amounts recorded for our estimated liabilities for workers' compensation claims, which are based on informed judgment, analysis of data, actuarial estimates, and analysis of other trends associated with the Company's historical universe of claims data, are reasonable. Nevertheless, adjustments to such estimates will be required in future periods if the development of claim costs varies materially from our estimates, and such future adjustments may be material to our results of operations.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements and their potential effect on the Company's results of operations and financial condition, see "Note 1 - Summary of Operations and Significant Accounting Policies" to the consolidated financial statements in Item 8 of Part II of this report.

Forward-Looking Information

Statements in this Item or in Items 1, 1A, 3 and 9A of this report include forward-looking statements, which are not historical in nature and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, discussion of economic conditions in our market areas and their effect on revenue levels, the lingering effects of the COVID-19 pandemic on our business operations, the competitiveness of our service offerings, the availability of certain fully insured medical and other health and welfare benefits to qualifying worksite employees, our ability to attract and retain clients and to achieve revenue growth, the effect of changes in our mix of services on gross margin, labor market conditions, the adequacy of our workers' compensation reserves, the effect of changes in estimates of our future claims liabilities on our workers' compensation reserves, including the effect of changes in our reserving practices and claims management process on our actuarial estimates, expected levels of required surety deposits and letters of credit, our ability to generate sufficient taxable income in the future to utilize our deferred tax assets, the effect of our formation and operation of two wholly owned licensed insurance subsidiaries, the risks of operation and cost of our insured program, the financial viability of our excess insurance carriers, the effectiveness of our management information systems, our relationship with our primary bank lender and the availability of financing and working capital to meet our funding requirements, litigation costs, the effect of changes in the interest rate environment on the value of our investment securities, the adequacy of our allowance for doubtful accounts, and the potential for and effect of acquisitions.

All our forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Company include: our ability to retain current clients and attract new clients; difficulties associated with integrating clients into our operations; economic trends in our service areas; the potential for material deviations from expected future workers' compensation claims experience; changes in the workers' compensation regulatory environment in our primary markets; security breaches or failures in the Company's information technology systems; collectability of accounts receivable; changes in executive management; changes in effective payroll tax rates and federal and state income tax rates; the carrying values of deferred income tax assets and goodwill (which may be affected by our future operating results); the effects of inflation on our operating expenses and those of our clients; the impact of and potential changes to the Patient Protection and Affordable Care Act, escalating medical costs, and other health care legislative initiatives on our business; the effect of conditions in the global capital markets on our investment portfolio; and the availability of capital, borrowing capacity on our revolving credit facility, or letters of credit necessary to meet state-mandated surety deposit requirements for maintaining our status as a qualified self-insured employer for workers' compensation coverage or our insured program. Additional risk factors affecting our business are discussed in Item 1A of Part I of this report. We disclaim any obligation to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Results of Operations

The following table sets forth the percentages of total revenues represented by selected items in the Company's consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021, included in Item 8 of Part II of this report.

($ in thousands)	Percentage of Total Net Revenues					
	Years Ended December 31,					
	2023		2022		2021	
Revenues:						
Professional employer services	$ 982,268	91.9 %	$ 937,363	88.9 %	$843,815	88.3 %
Staffing services	87,039	8.1	116,963	11.1	111,351	11.7
Total revenues	1,069,307	100.0	1,054,326	100.0	955,166	100.0
Cost of revenues:						
Direct payroll costs	65,042	6.1	87,944	8.3	83,821	8.8
Payroll taxes and benefits	555,758	52.0	522,392	49.5	469,888	49.2
Workers' compensation	205,975	19.2	209,145	19.8	196,949	20.6
Total cost of revenues	826,775	77.3	819,481	77.7	750,658	78.6
Gross margin	242,532	22.7	234,845	22.3	204,508	21.4
Selling, general and administrative expenses	174,772	16.3	169,642	16.1	155,259	16.3
Depreciation and amortization	7,110	0.7	6,228	0.6	5,326	0.6
Income from operations	60,650	5.7	58,975	5.6	43,923	4.6
Other income, net	8,338	0.8	6,328	0.6	6,738	0.7
Income before income taxes	68,988	6.5	65,303	6.2	50,661	5.3
Provision for income taxes	18,376	1.7	18,035	1.7	12,582	1.3
Net income	$ 50,612	4.8 %	$ 47,268	4.5 %	$ 38,079	4.0 %

We report PEO revenues net of direct payroll costs because we are not the primary obligor for wage payments to our clients' employees. However, management believes that gross billings and wages are useful in understanding the volume of our business activity and serve as an important performance metric in managing our operations, including the preparation of internal operating forecasts and establishing executive compensation performance goals. We therefore present for purposes of analysis gross billings and wage information for the years ended December 31, 2023, 2022 and 2021.

(in thousands)	Year Ended December 31,		
	2023	2022	2021
Gross billings	$ 7,716,152	$ 7,393,808	$ 6,569,986
PEO and staffing wages	6,711,115	6,425,286	5,693,903

In monitoring and evaluating the performance of our operations, management also reviews the following ratios, which represent selected amounts as a percentage of gross billings. Management believes these ratios are useful in understanding the efficiency and profitability of our service offerings.

	Percentage of Gross Billings Year Ended December 31,		
	2023	2022	2021
PEO and staffing wages	87.0%	86.9%	86.7%
Payroll taxes and benefits	7.2%	7.0%	7.2%
Workers' compensation	2.7%	2.9%	3.0%
Gross margin	3.1%	3.2%	3.1%

The presentation of revenue on a net basis and the relative contributions of staffing and PEO services revenue can create volatility in our gross margin as a percentage of revenue. Generally, a relative increase in PEO services revenue will result in a higher gross margin as a percentage of revenue. Improvement in gross margin percentage occurs because incremental client services revenue dollars are reported as revenue net of all related direct payroll and safety incentive costs.

We refer to employees of our PEO clients as worksite employees ("WSEs"). Management reviews average and ending WSE growth to monitor and evaluate the performance of our operations. Average WSEs are calculated by dividing the number of unique individuals paid in each month by the number of months in the period. Ending WSEs represents the number of unique individuals paid in the last month of the period.

	Year Ended December 31,				
	2023	% Change	2022	% Change	2021
Average WSEs	124,306	1.9%	122,001	8.0%	112,928
Ending WSEs	126,446	3.4%	122,306	5.3%	116,154

Years Ended December 31, 2023 and 2022

Net income for 2023 was $50.6 million compared to net income of $47.3 million for 2022. Diluted net income per share for 2023 was $7.39 compared to diluted income per share of $6.54 for 2022.

Revenue for 2023 totaled $1,069.3 million, an increase of $15.0 million or 1.4% over 2022, which reflects an increase in the Company's PEO service revenue of $44.9 million or 4.8% and a decrease in staffing services revenue of $29.9 million or 25.6%.

The increase in PEO services revenues was primarily attributable to an increase in average number of WSEs as well as an increase in average billing per WSE.

Gross margin for 2023 totaled $242.5 million or 22.7% of revenue compared to $234.8 million or 22.3% of revenue for 2022. The increase in gross margin as a percentage of revenues is primarily a result of the factors discussed within the separate components of gross margin below.

Direct payroll costs for 2023 totaled $65.0 million or 6.1% of revenue compared to $87.9 million or 8.3% of revenue for 2022. The decrease in direct payroll costs as a percentage of revenues was primarily due to a decrease in staffing services within the mix of our customer base in 2023 as compared to 2022.

Payroll taxes and benefits for 2023 totaled $555.8 million or 52.0% of revenue compared to $522.4 million or 49.5% of revenue for 2022. The increase in payroll taxes and benefits expense as a percentage of revenue was primarily due to higher average payroll tax rates in 2023, in addition to PEO client benefit costs of $10.5 million related to the availability of employee benefits to our PEO clients beginning in 2023.

Workers' compensation expense for 2023 totaled $206.0 million or 19.3% of revenue compared to $209.1 million or 19.8% of revenue for 2022. The decrease in workers' compensation expense as a percentage of revenue was primarily due to lower workers' compensation costs in the current year as well as favorable prior year liability and premium adjustments of $14.9 million in 2023, compared to prior year liability and premium adjustments of $13.4 million in 2022.

Selling, general and administrative ("SG&A") expenses for 2023 totaled $174.8 million or 16.3% of revenue compared to $169.6 million or 16.1% of revenue for 2022. The increase as a percentage of revenue was primarily due to the decrease in staffing services within the mix of our customer base. The increase of $5.2 million in SG&A expense was primarily attributable to increased employee-related costs.

Other income, net for 2023 totaled $8.3 million compared to other income of $6.3 million for 2022. The increase was primarily attributable to an increase in investment income in 2023.

Our effective income tax rate for 2023 was 26.6% compared to 27.6% for 2022. Our income tax rate typically differs from the federal statutory tax rate of 21% primarily due to state taxes as well as federal and state tax credits. See "Note 8 - Income Taxes" to the consolidated financial statements included in Item 8 of Part II of this report for additional information regarding income taxes.

A discussion of our financial condition and results of operations for 2022 compared to 2021 can be found in Part II, Item 7. Management's Discussion and Analysis in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 6, 2023.

Fluctuations in Quarterly Operating Results

We have historically experienced significant fluctuations in our quarterly operating results, including losses or minimal income in the first quarter of each year, and expect such fluctuations to continue in the future. Our operating results may fluctuate due to a number of factors such as seasonality, wage limits on statutory payroll taxes, claims experience for workers' compensation, demand for our services, and competition. Payroll taxes, as a component of cost of revenues, generally decline throughout a calendar year as the applicable statutory wage bases for federal and state unemployment taxes and Social Security taxes are exceeded on a per employee basis. Our revenue levels may be higher in the third quarter due to the effect of increased business activity of our customers' businesses in the agriculture, food processing and forest products-related industries. In addition, revenues in the fourth quarter may be reduced by many customers' practice of operating on holiday-shortened schedules. Workers' compensation expense varies with both the frequency and severity of workplace injury claims reported during a quarter and the estimated future costs of such claims. In addition, positive or adverse loss development of prior period claims during a subsequent quarter may also contribute to the volatility in the Company's estimated workers' compensation expense.

Liquidity and Capital Resources

The Company's cash balance of $74.8 million, which includes cash, cash equivalents, and restricted cash, decreased $32.5 million for the twelve months ended December 31, 2023, compared to an increase of $28.7 million for the comparable period of 2022. The decrease in cash at December 31, 2023 as compared to December 31, 2022 was primarily due to the purchase of investments and restricted investments, decreased workers' compensation claim liabilities, and repurchases of common stock partially offset by increased premium payable, net income, and proceeds from the sale and maturities of investments and restricted investments.

Net cash provided by operating activities in 2023 amounted to $67.2 million, compared to net cash provided of $27.8 million for the comparable period of 2022. In 2023, net cash provided by operating activities was primarily due to increased premium payable of $54.2 million, net income of $50.6 million, and increased accrued payroll, payroll taxes and related benefits of $12.7 million, partially offset by decreased workers' compensation claims liabilities of $51.2 million.

Net cash used in investing activities totaled $55.2 million in 2023, compared to net cash provided of $61.2 million for the comparable period of 2022. In 2023, net cash used in investing activities consisted primarily of purchase of investments and restricted investments of $71.1 million and purchase of property, equipment and software of $11.8 million, partially offset by proceeds from the sale and maturity of investments and restricted investments of $27.6 million.

Net cash used in financing activities in 2023 was $44.6 million compared to net cash used of $60.2 million for the comparable period of 2022. In 2023, net cash used in financing activities primarily consisted of repurchases of common stock of $34.2 million and dividend payments of $8.1 million.

The Company is required to maintain minimum collateral levels for certain policies issued under the insured program, which is held in a trust account (the "trust account"). The balance in the trust account was $210.9 million and $188.2 million at December 31, 2023 and December 31, 2022, respectively. The trust account balance is included as a component of the current and long-term restricted cash and investments in the Company's consolidated balance sheets.

See "Note 5 - Revolving Credit Facility and Long-Term Debt" to the consolidated financial statements included in Item 8 of Part II of this report for information regarding the Company's credit agreement with Wells Fargo Bank, N.A.

Contractual Obligations

The Company's contractual obligations as of December 31, 2023 are summarized below:

| (in thousands) | As of December 31, 2023 | | | | |
| | Payments Due by Period | | | | |
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases [1]	$ 24,311	$ 7,571	$ 10,171	$ 5,767	$ 802
Total contractual obligations	$ 24,311	$ 7,571	$ 10,171	$ 5,767	$ 802

(1) As of December 31, 2023, the Company has additional operating leases that have not yet commenced of $1.0 million and remaining balances on short-term operating leases of $60,332. In January 2022, the Company paid off all of its long-term debt.

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates primarily relates to its investment portfolio and outstanding borrowings on its line of credit. The Company's investments and restricted investments, which are classified as available-for-sale, consist primarily of fixed-rate debt securities, the fair value of which fluctuates with prevailing interest rates. Our cash equivalents consist primarily of money market funds, which are not meaningfully impacted by interest rate risk. We attempt to limit our investment portfolio's exposure to market risk through low investment turnover and diversification. Based on the Company's overall interest exposure at December 31, 2023, a 50 basis point increase in market interest rates would have a $5.0 million downward effect on the fair value of the Company's investment portfolio. Outstanding borrowings on the Company's line of credit bear interest at a variable market rate, which makes the cost of borrowing on the line of credit susceptible to changing interest rates. At December 31, 2023, the Company had no outstanding borrowings on its line of credit.

Item 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Barrett Business Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Barrett Business Services, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Workers' Compensation Claims Liabilities

Workers' compensation claims liabilities represent management's estimate of future amounts necessary to pay claims and related expenses with respect to workplace injuries that have occurred as of a given reporting date. The estimated liability for open workers' compensation claims is based on an evaluation of information provided by the Company's third-party administrators for workers' compensation claims, coupled with an actuarial estimate of future adverse loss development with respect to reported claims and incurred but not reported claims (together, IBNR). Workers' compensation claims liabilities included case reserve estimates for reported losses, plus additional amounts for estimated IBNR claims, medical cost containment, legal costs, and unallocated loss adjustment expenses. The process of arriving at an estimate of unpaid claims and claims adjustment expense involves a high degree of judgment and is affected by both internal and external events, including changes in claims handling practices, changes in reserve estimation procedures, inflation, trends in the litigation and settlement of pending claims, and legislative changes. The Company's estimates are based on informed judgment, derived from individual experience and expertise applied to multiple sets of data and analyses. The company considers significant facts and circumstances known both at the time that loss reserves are initially established, and as new facts and circumstances become known.

Given the high degree of judgment required to estimate the value of the workers' compensation claims liabilities, performing audit procedures to evaluate the workers' compensation claims liabilities recorded for the year ended December 31, 2023, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the workers' compensation claims liabilities included the following, among others:

- We tested the effectiveness of controls related to workers' compensation claims liabilities, including those involved in estimating the ultimate losses to be incurred for reported and unreported claims.

- We tested the underlying data that is used as inputs into the actuarial analysis, including historical claims, to evaluate whether those inputs were reasonable. In addition, we assessed whether any changes in the business or environment, including legislative changes, interest rates, and claims handling practices, were appropriately considered in developing the estimate of ultimate losses to be incurred for reported and unreported claims.

- With the assistance of our actuarial specialists, we evaluated the methods and assumptions used by management to estimate the workers' compensation claims liabilities by performing the following:

  o Compared management's prior-year assumptions of expected claims development and ultimate loss to actuals incurred during the current year to identify and evaluate potential bias in the determination of the workers' compensation claims liabilities.

  o Developed a range of independent estimates of the workers' compensation claims liabilities, utilizing claim payment patterns, loss development factors, and future cost trends for workers' compensation claims liabilities. We compared our estimated ranges to management's estimates.

  o Read the Company's reinsurance policies and compared the coverage and terms to the assumptions used by management.

/s/ Deloitte & Touche LLP

Portland, Oregon
March 1, 2024

We have served as the Company's auditor since 2016.

Barrett Business Services, Inc.
Consolidated Balance Sheets
December 31, 2023 and 2022
(In Thousands, Except Par Value)

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71,168	$ 91,423
Investments	81,027	68,325
Trade accounts receivable, net	171,407	163,838
Income taxes receivable	7,987	—
Prepaid expenses and other	18,443	19,787
Restricted cash and investments	97,470	110,989
Total current assets	447,502	454,362
Property, equipment and software, net	50,295	45,954
Operating lease right-of-use assets	19,898	19,804
Restricted cash and investments	145,583	104,277
Goodwill	47,820	47,820
Other assets	6,222	3,281
Deferred income taxes	4,218	11,440
Total assets	$ 721,538	$ 686,938
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,593	$ 8,264
Accrued payroll, payroll taxes and related benefits	234,080	222,331
Income taxes payable	—	610
Current operating lease liabilities	6,623	6,957
Current premium payable	35,276	18,920
Other accrued liabilities	9,412	12,683
Workers' compensation claims liabilities	50,006	62,917
Safety incentives liability	1,262	2,049
Total current liabilities	343,252	334,731
Long-term workers' compensation claims liabilities	117,757	153,070
Long-term premium payable	37,812	—
Long-term operating lease liabilities	14,590	14,225
Customer deposits and other long-term liabilities	8,987	7,070
Total liabilities	522,398	509,096
Commitments and contingencies (Notes 5, 7 and 11)		
Stockholders' equity:		
Common stock, $.01 par value; 20,500 shares authorized, 6,572 and 6,871 shares issued and outstanding in 2023 and 2022, respectively	66	69
Additional paid-in capital	36,940	32,744
Accumulated other comprehensive loss	(20,801)	(27,594)
Retained earnings	182,935	172,623
Total stockholders' equity	199,140	177,842
Total liabilities and stockholders' equity	$ 721,538	$ 686,938

The accompanying notes are an integral part of these consolidated financial statements.

Barrett Business Services, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2023, 2022 and 2021
(In Thousands, Except Per Share Amounts)

	Year Ended December 31,		
	2023	2022	2021
Revenues:			
Professional employer services	$ 982,268	$ 937,363	$ 843,815
Staffing services	87,039	116,963	111,351
Total revenues	1,069,307	1,054,326	955,166
Cost of revenues:			
Direct payroll costs	65,042	87,944	83,821
Payroll taxes and benefits	555,758	522,392	469,888
Workers' compensation	205,975	209,145	196,949
Total cost of revenues	826,775	819,481	750,658
Gross margin	242,532	234,845	204,508
Selling, general and administrative expenses	174,772	169,642	155,259
Depreciation and amortization	7,110	6,228	5,326
Income from operations	60,650	58,975	43,923
Other income (expense):			
Investment income, net	8,643	6,476	7,215
Interest expense	(166)	(141)	(372)
Other, net	(139)	(7)	(105)
Other income, net	8,338	6,328	6,738
Income before income taxes	68,988	65,303	50,661
Provision for income taxes	18,376	18,035	12,582
Net income	$ 50,612	$ 47,268	$ 38,079
Basic income per common share	$ 7.52	$ 6.63	$ 5.05
Weighted average number of basic common shares outstanding	6,731	7,130	7,540
Diluted income per common share	$ 7.39	$ 6.54	$ 5.00
Weighted average number of diluted common shares outstanding	6,849	7,226	7,621

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2023, 2022 and 2021
(In Thousands)

	Year Ended December 31,		
	2023	2022	2021
Net income	$ 50,612	$ 47,268	$ 38,079
Unrealized gains (losses) on investments, net of tax of $2,596, ($10,958), and ($2,478) in 2023, 2022 and 2021, respectively	6,793	(28,673)	(6,485)
Comprehensive income	$ 57,405	$ 18,595	$ 31,594

The accompanying notes are an integral part of these consolidated financial statements.

Barrett Business Services, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2023, 2022 and 2021
(In Thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
Balance, December 31, 2020	7,566	$ 76	$ 24,885	$ 7,564	$ 165,710	$ 198,235
Common stock issued on exercise of options and vesting of restricted stock units	106	1	1,155	—	—	1,156
Common stock repurchased on vesting of restricted stock units	(20)	—	(1,465)	—	—	(1,465)
Share-based compensation expense	—	—	5,366	—	—	5,366
Company repurchase of common stock	(237)	(3)	(887)	—	(16,397)	(17,287)
Cash dividends on common stock ($1.20 per share)	—	—	—	—	(9,069)	(9,069)
Unrealized loss on investments, net of tax	—	—	—	(6,485)	—	(6,485)
Net income	—	—	—	—	38,079	38,079
Balance, December 31, 2021	7,415	$ 74	$ 29,054	$ 1,079	$ 178,323	$ 208,530
Common stock issued on exercise of options, purchase of ESPP shares and vesting of restricted stock units and performance awards	84	1	710	—	—	711
Common stock repurchased on vesting of restricted stock units and performance awards	(22)	—	(1,692)	—	—	(1,692)
Share-based compensation expense	—	—	7,390	—	—	7,390
Company repurchase of common stock	(606)	(6)	(2,718)	—	(44,444)	(47,168)
Cash dividends on common stock ($1.20 per share)	—	—	—	—	(8,524)	(8,524)
Unrealized loss on investments, net of tax	—	—	—	(28,673)	—	(28,673)
Net income	—	—	—	—	47,268	47,268
Balance, December 31, 2022	6,871	$ 69	$ 32,744	$ (27,594)	$ 172,623	$ 177,842
Common stock issued on exercise of options, purchase of ESPP shares and vesting of restricted stock units and performance awards	110	1	701	—	—	702
Common stock repurchased on vesting of restricted stock units and performance awards	(33)	—	(2,993)	—	—	(2,993)
Share-based compensation expense			8,465	—	—	8,465
Company repurchase of common stock	(376)	(4)	(1,977)	—	(32,211)	(34,192)
Cash dividends on common stock ($1.20 per share)	—	—	—	—	(8,089)	(8,089)
Unrealized gain on investments, net of tax	—	—	—	6,793	—	6,793
Net income	—	—	—	—	50,612	50,612
Balance, December 31, 2023	6,572	$ 66	$ 36,940	$ (20,801)	$ 182,935	$ 199,140

The accompanying notes are an integral part of these consolidated financial statements.

Barrett Business Services, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021
(In Thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 50,612	$ 47,268	$ 38,079
Reconciliations of net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,110	6,228	5,326
Non-cash operating lease expense	7,036	6,955	8,045
Investment amortization and losses recognized	1,396	1,859	1,433
Loss recognized on disposal of property and equipment	256	139	114
Deferred income taxes	4,626	(2,169)	(347)
Share-based compensation	8,465	7,390	5,366
Changes in certain operating assets and liabilities:			
Trade accounts receivable	(7,569)	(8,131)	(37,201)
Income taxes	(8,597)	(1,063)	8,158
Prepaid expenses and other	1,344	(2,181)	(1,645)
Accounts payable	(1,671)	3,779	(261)
Accrued payroll, payroll taxes and related benefits	12,728	24,916	49,739
Other accrued liabilities	(3,390)	3,644	25
Premium payable	54,168	12,081	7,728
Workers' compensation claims liabilities	(51,246)	(64,222)	(77,640)
Safety incentives liability	(787)	(2,273)	(14,505)
Operating lease liabilities	(7,099)	(6,740)	(7,886)
Other assets and liabilities, net	(160)	298	13
Net cash provided by (used in) operating activities	67,222	27,778	(15,459)
Cash flows from investing activities:			
Purchase of property, equipment and software	(11,827)	(15,973)	(6,801)
Proceeds from sale of property	120	—	—
Purchase of investments	(4,387)	—	(54,835)
Proceeds from sales and maturities of investments	10,352	18,732	75,256
Purchase of restricted investments	(66,734)	(4,345)	(253,781)
Proceeds from sales and maturities of restricted investments	17,289	62,740	127,298
Net cash (used in) provided by investing activities	(55,187)	61,154	(112,863)
Cash flows from financing activities:			
Proceeds from credit-line borrowings	12,313	—	2,718
Payments on credit-line borrowings	(12,313)	—	(2,718)
Payments on long-term debt	—	(3,510)	(221)
Repurchase of common stock	(34,192)	(47,168)	(17,287)
Common stock repurchased on vesting of stock awards	(2,993)	(1,692)	(1,465)
Dividends paid	(8,089)	(8,524)	(9,069)
Proceeds from exercise of stock options and purchase of ESPP	702	711	1,156
Net cash used in financing activities	(44,572)	(60,183)	(26,886)
Net (decrease) increase in cash, cash equivalents and restricted cash	(32,537)	28,749	(155,208)
Cash, cash equivalents and restricted cash, beginning of period	107,378	78,629	233,837
Cash, cash equivalents and restricted cash, end of period	$ 74,841	$ 107,378	$ 78,629

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Summary of Operations and Significant Accounting Policies

Nature of operations

Barrett Business Services, Inc. ("BBSI" or the "Company"), is a leading provider of business management solutions for small and mid-sized companies. The Company has developed a management platform that integrates a knowledge-based approach from the management consulting industry with tools from the human resource outsourcing industry. This platform, through the effective leveraging of human capital, helps our business owner clients run their businesses more effectively.

We believe this platform, delivered through our decentralized organizational structure, differentiates BBSI from our competitors. The Company supports clients with a local presence in 68 markets throughout the United States. Approximately 72%, 73% and 73%, respectively, of our revenue during 2023, 2022 and 2021 was attributable to our California operations. BBSI was incorporated in Maryland in 1965.

The Company operates a wholly owned, fully licensed captive insurance company, Associated Insurance Company for Excess ("AICE") and a wholly owned, fully licensed insurance company, Ecole. AICE and Ecole provide access to more competitive and cost-effective insurance markets and provide cost-effective risk management. See "Note 4 - Workers' Compensation Claims" for additional information on the Company's insurance programs.

Principles of consolidation

The accompanying financial statements are prepared on a consolidated basis. All intercompany account balances and transactions between BBSI, AICE, and Ecole have been eliminated in consolidation.

Reportable segment

The Company has one operating and reporting segment. The chief operating decision maker (our Chief Executive Officer) regularly reviews the financial information of our business at a consolidated level in deciding how to allocate resources and in assessing performance.

Revenue recognition

Professional employer ("PEO") services are normally used by organizations to satisfy ongoing needs related to the management of human capital and are governed by the terms of a client services agreement which covers all employees at a particular work site. Staffing revenues relate primarily to short-term staffing, contract staffing and on-site management services. The Company's performance obligations for PEO and staffing services are satisfied, and the related revenue is recognized, as services are rendered by our workforce.

Our PEO client service agreements have a minimum term of one year, are renewable on an annual basis and typically require 30 days' written notice to cancel or terminate the contract by either party. In addition, our client service agreements provide for immediate termination upon any payment default of the client regardless of when notice is given. PEO customers are invoiced following the end of each payroll processing cycle, with payment generally due on the invoice date. Staffing customers are generally invoiced weekly based on agreed rates per employee and actual hours worked, typically with payment terms of 30 days. The amount of earned but unbilled revenue is classified as a receivable on the consolidated balance sheets.

We report PEO revenues net of direct payroll costs because we are not the primary obligor for these payments to our clients' employees. Direct payroll costs include salaries, wages, health insurance, and employee out-of-pocket expenses incurred incidental to employment. We also present revenue net of safety incentives, because these incentives represent consideration payable to customers.

Cost of revenues

Our cost of revenues for PEO services includes employer payroll-related taxes, workers' compensation costs, and employee benefits costs. Our cost of revenues for staffing services includes direct payroll costs, employer payroll-related taxes, and workers' compensation costs. Direct payroll costs represent the gross payroll earned by staffing services employees based on salary or hourly wages. Payroll taxes and benefits consist of the employer's portion of Social Security and Medicare taxes, federal and state unemployment taxes, and employee benefit costs, which primarily comprises health insurance premiums paid to third-party insurers and underwriting and benefit consultant payroll. Workers' compensation costs consist primarily of premiums paid to third-party insurers, claims reserves, claims administration fees, legal fees, MCC expense, state administrative agency fees, third-party broker commissions, risk manager payroll, as well as costs associated with operating our two wholly owned insurance companies, AICE and Ecole.

Cash and cash equivalents

We consider non-restricted short-term investments that are highly liquid, readily convertible into cash, and have maturities at acquisition of less than three months to be cash equivalents for purposes of the consolidated statements of cash flows and consolidated balance sheets. The Company maintains cash balances in bank accounts that normally exceed FDIC insured limits. The Company has not experienced any losses related to its cash concentration.

Investments

The Company classifies investments as available-for-sale. The Company's investments are reported at fair value with unrealized gains and losses, net of taxes, shown as a component of accumulated other comprehensive income (loss) in stockholders' equity. Investments are recorded as current on the consolidated balance sheets as the invested funds are available for current operations. Management considers available evidence in evaluating potential impairment of investments, including the extent to which fair value is less than cost and adverse conditions related to the security. In the event of a credit loss, an allowance would be recognized to the extent that the fair value of the security is less than the present value of the expected future cash flows. Realized gains and losses on sales of investments are included in investment income in our consolidated statements of operations.

Restricted cash and investments

The Company holds restricted cash and investments primarily for the future payment of insurance premiums and workers' compensation claims. These investments are categorized as available-for-sale. They are reported at fair value with unrealized gains and losses, net of taxes, shown as a component of accumulated other comprehensive income (loss) in stockholders' equity. Restricted cash and investments are classified as current and noncurrent on the consolidated balance sheets based on the nature of the restriction. Management considers available evidence in evaluating potential impairment of restricted investments, including the extent to which fair value is less than cost and adverse conditions related to the security. In the event of a credit loss, an allowance would be recognized to the extent that the fair value of the security is less than the present value of the expected future cash flows. Realized gains and losses on sales of restricted investments are included in investment income in our consolidated statements of operations.

Restricted cash and investments also includes investments held as part of the Company's deferred compensation plan. These investments are classified as trading securities and are recorded at fair value with unrealized gains and losses reported as a component of income (loss) from operations.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, investments, restricted cash and investments, and trade accounts receivable. We limit investment of cash equivalents and investments to financial institutions with high credit ratings. Credit risk on trade accounts is minimized as a result of the large and diverse nature of our customer base.

Allowance for doubtful accounts

The Company had an allowance for doubtful accounts of $885,000 and $893,000 at December 31, 2023 and 2022, respectively. We make estimates of the collectability of our accounts receivable for services provided to our customers based on future expected credit losses. Management analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customers' payment trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances may be required.

Our allowance for doubtful accounts activity is summarized as follows (in thousands):

	2023	2022	2021
Balance at January 1,			
Allowance for doubtful accounts	$ 893	$ 460	$ 757
Charges to expense	98	462	193
Write-offs of uncollectible accounts, net of recoveries	(106)	(29)	(490)
Balance at December 31,			
Allowance for doubtful accounts	$ 885	$ 893	$ 460

Income taxes

Our income taxes are accounted for using an asset and liability approach. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable tax rates. A valuation allowance is recorded against deferred tax assets if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The factors used to assess the likelihood of realization include the Company's forecast of the reversal of temporary differences, future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions if it is more likely than not that the tax positions will be sustained on examination by the tax authorities. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As facts and circumstances change, we reassess these probabilities and record any changes in the consolidated financial statements as appropriate. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense.

Goodwill and intangible assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for a business combination and the fair value of the net assets acquired. Goodwill is not amortized but is evaluated for impairment annually, or more frequently if circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying value. The Company has one reporting unit and evaluates the carrying value of goodwill annually at December 31. No impairment has been recognized in the periods presented.

Property, equipment and software

Property, equipment and software are stated at cost. Expenditures for maintenance and repairs are charged to selling, general and administrative expenses as incurred and expenditures for additions and improvements to property and equipment are capitalized. The cost of assets sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

We capitalize software development costs incurred during the application development stage, which is the stage when preliminary project planning ends and software development begins. Capitalized costs generally include both internal and external costs associated with coding and testing. Capitalized costs are amortized on a straight-line basis over the estimated useful life, commencing when the software is placed into service. Costs incurred during the preliminary project stage and the post-implementation stage, as well as general and administrative and overhead costs, are expensed as they are incurred.

Depreciation of property and equipment and amortization of software is calculated using the straight-line method over estimated useful lives of the related assets or lease terms, as follows:

	Years
Buildings	39
Equipment, furniture and fixtures	7 - 15
Computer hardware, software and software development costs	3 - 10
Leasehold improvements	1 - 7

Impairment of long-lived assets

Long-lived assets, such as property, equipment and software and acquired intangibles subject to amortization, are reviewed for impairment annually, or whenever events or changes in circumstances indicate that the remaining estimated useful life may warrant revision or that the carrying amount of an asset may not be recoverable. Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to, significant under-performance relative to expected and/or historical results, significant negative industry or economic trends, or knowledge of transactions involving the sale of similar property at amounts below the carrying value.

Assets are grouped for measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. If the carrying amount of an asset group exceeds the estimated undiscounted future cash flows expected to be generated by the asset group, then an impairment charge is recognized to the extent the carrying amount exceeds the asset group's fair value. In determining fair value, management considers current results, trends, future prospects, and other economic factors.

Leases

The Company leases office facilities and equipment under operating leases. We determine whether an arrangement is or contains a lease at inception. For all leases with a term greater than 12 months, we record our operating lease liabilities and right-of-use (ROU) assets at the lease commencement date. Operating lease liabilities are based on the present value of future minimum lease payments over the lease term, and include options to renew a lease in the future minimum lease payments if it is reasonably certain that the Company will exercise that option. ROU assets are based on the lease liability, adjusted for any lease prepayments and lease incentives. If a lease does not provide an implicit interest rate, we use our incremental borrowing rate on a collateralized basis from the information available at commencement date in determining the present value of lease payments. We recognize expense for lease payments on a straight-line basis over the lease term for operating leases. Leases with initial terms of 12 months or less are considered short-term lease costs and are not recorded as ROU assets on the consolidated balance sheets. ROU assets are reviewed for impairment in the same manner as long-lived assets. No impairment has been recorded in the periods presented.

The Company has elected the practical expedient not to separate non-lease components from lease components for all classes of assets. Our lease agreements generally do not contain material variable lease payments or restrictive covenants.

Workers' compensation claims liabilities

Our workers' compensation claims liabilities do not represent an exact calculation of liability but rather management's best estimate, utilizing actuarial expertise and projection techniques, at a given reporting date. The estimated liability for open workers' compensation claims is based on an evaluation of information provided by our third-party administrator for workers' compensation claims, coupled with an actuarial estimate of future loss development with respect to reported claims and incurred but not reported claims (together, "IBNR"). Workers' compensation claims liabilities include case reserve estimates for reported losses, plus additional amounts for estimated IBNR claims, MCC and legal costs, unallocated loss adjustment expenses and estimated future recoveries. The estimate of incurred costs expected to be paid within one year is included in current liabilities, while the estimate of incurred costs expected to be paid beyond one year is included in long-term liabilities on our consolidated balance sheets. These estimates are reviewed at least quarterly and adjustments to estimated liabilities are reflected in current operating results as they become known.

The process of arriving at an estimate of unpaid claims and claims adjustment expense involves a high degree of judgment and is affected by both internal and external events, including changes in claims handling practices, changes in reserve estimation procedures, inflation, trends in the litigation and settlement of pending claims, and legislative changes.

Our estimates are based on actuarial analysis and informed judgment, derived from individual experience and expertise applied to multiple sets of data and analyses. We consider significant facts and circumstances known both at the time that loss reserves are initially established and as new facts and circumstances become known. Due to the inherent uncertainty underlying loss reserve estimates, the expenses incurred through final resolution of our liability for our workers' compensation claims will likely vary from the related loss reserves at the reporting date. Therefore, as specific claims are paid out in the future, actual paid losses may be materially different from our current loss reserves.

A basic premise in most actuarial analyses is that historical data and past patterns demonstrated in the incurred and paid historical data form a reasonable basis upon which to project future outcomes, absent a material change. Significant structural changes to the available data can materially impact the reserve estimation process. To the extent a material change affecting the ultimate claim liability becomes known, such change is quantified to the extent possible through an analysis of internal Company data and, if available and when appropriate, external data. Nonetheless, actuaries exercise a considerable degree of judgment in the evaluation of these factors and the need for such actuarial judgment is more pronounced when faced with material uncertainties.

Safety incentives

We accrue for and present expected safety incentives as a reduction of revenue. Safety incentives represent cash incentives paid to certain PEO client companies for maintaining safe work practices and minimizing workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives. Safety incentive payments are made only after closure of all workers' compensation claims incurred during the customer's contract period. The safety incentive liability is estimated and accrued each month based upon contract year-to-date payroll and the then current amount of the customer's estimated workers' compensation claims reserves as established by us and our third-party administrator. In July 2020, the Company began limiting its safety incentive offering in certain markets. The Company provided $1.3 million and $2.0 million at December 31, 2023 and 2022, respectively, as an estimate of the liability for unpaid safety incentives.

Customer deposits

We require deposits from certain PEO customers to cover a portion of our accounts receivable due from such customers in the event of default of payment.

Comprehensive income

Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to the Company's stockholders.

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles ("GAAP") are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Our other comprehensive income comprises unrealized holding gains and losses on our available-for-sale investments.

Statements of cash flows

Interest paid in 2023, 2022 and 2021 did not materially differ from interest expense. Income taxes paid by the Company totaled $22.2 million, $21.0 million, and $4.7 million in 2023, 2022 and 2021, respectively.

Bank deposits and other cash equivalents that are restricted for use are classified as restricted cash. The table below reconciles the cash, cash equivalents and restricted cash balances from our consolidated balance sheets to the amounts reported on the consolidated statements of cash flows (in thousands):

	December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 71,168	$ 91,423	$ 69,405
Restricted cash, included in restricted cash and investments	3,673	15,955	9,224
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 74,841	$ 107,378	$ 78,629

Basic and diluted earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding for each year using the treasury method. Diluted earnings per share reflect the potential effects of the issuance of shares in connection with the exercise of outstanding stock options, vesting of outstanding restricted stock units and performance share units, and the Company's employee stock purchase plan. Basic and diluted shares outstanding are summarized as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Weighted average number of basic shares outstanding	6,731	7,130	7,540
Effect of dilutive securities	118	96	81
Weighted average number of diluted shares outstanding	6,849	7,226	7,621

Accounting estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions. These affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates are used for fair value measurement of investments, allowance for doubtful accounts, deferred income taxes, carrying values for goodwill and property, equipment and software, accrued workers' compensation liabilities and safety incentive liabilities. Actual results may or may not differ from such estimates.

Reclassifications

To conform to the current period's presentation, premiums payable to third party insurance carriers of $18.9 million were reclassified from other accrued liabilities to current premium payable in the prior period consolidated balance sheets and premiums payable to third party insurance carriers of $12.1 million and $7.7 million were reclassified from other accrued liabilities to premium payable in the prior period consolidated statements of cash flows as of December 31, 2022 and 2021, respectively.

Recent accounting pronouncements

The following Accounting Standards Updates (ASUs) have been recently issued by the Financial Accounting Standards Board (FASB).

ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

In November 2023, the FASB issued ASU 2023-07, which expands annual and interim reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. All disclosure requirements under the new guidance are also required for public entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. We are evaluating the impact of applying this new accounting guidance to our financial statement disclosures.

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*

In December 2023, the FASB issued ASU 2023-09, which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The ASU applies to all entities subject to income taxes. The new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. We are evaluating the impact of applying this new accounting guidance to our income tax disclosures.

Note 2 - Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

All of our financial instruments are recognized in our consolidated balance sheets. Carrying values approximate fair value of most financial assets and liabilities. Investments and restricted cash and investments are recorded at market value. The interest rates on our investments approximate current market rates for these types of investments.

In determining the fair value of our financial assets, the Company predominately uses the market approach. In determining the fair value of all its corporate bonds, mortgage backed securities, U.S. treasuries, U.S. government agency securities, mutual funds, money market funds, asset backed securities, and emerging markets, the Company utilizes non-binding quotes provided by our investment brokers.

Factors used in determining the fair value of our financial assets and liabilities are summarized into three levels as established in the fair value hierarchy framework. The three levels of the fair value hierarchy are described below.

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In determining the fair value measurement of our financial assets, the fair value measurement level within the hierarchy is based on the lowest level input and is applied to each financial asset. Valuation techniques are used to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table summarizes the Company's investments at December 31, 2023 and 2022 measured at fair value on a recurring basis (in thousands):

	December 31, 2023			December 31, 2022		
	Cost	Unrealized Gains (Losses)	Recorded Basis	Cost	Unrealized Losses	Recorded Basis
Current:						
Cash equivalents:						
Money market funds	$ 19,539	$ —	$ 19,539	$ 40,296	$ —	$ 40,296
Total cash equivalents	19,539	—	19,539	40,296	—	40,296
Investments:						
Corporate bonds	34,472	(3,159)	31,313	38,489	(5,181)	33,308
Asset backed securities	13,659	(187)	13,472	13,709	(737)	12,972
U.S. government agency securities	12,830	(408)	12,422	7,369	(302)	7,067
U.S. treasuries	12,448	(1,253)	11,195	—	—	—
Mortgage backed securities	13,084	(2,454)	10,630	16,135	(3,139)	12,996
Emerging markets	2,003	(8)	1,995	2,044	(62)	1,982
Total current investments	88,496	(7,469)	81,027	77,746	(9,421)	68,325
Restricted cash and investments [1]**:**						
U.S. treasuries	109,020	(6,415)	102,605	66,479	(9,222)	57,257
Corporate bonds	82,481	(8,454)	74,027	81,993	(11,296)	70,697
Mortgage backed securities	42,077	(5,216)	36,861	46,138	(6,045)	40,093
U.S. government agency securities	16,863	(1,199)	15,664	26,479	(2,156)	24,323
Mutual funds	8,941	—	8,941	6,301	—	6,301
Asset backed securities	799	—	799	9	—	9
Money market funds	337	—	337	646	—	646
Emerging markets	200	2	202	—	—	—
Total restricted cash and investments	260,718	(21,282)	239,436	228,045	(28,719)	199,326
Total investments	$368,753	$ (28,751)	$340,002	$346,087	$ (38,140)	$307,947

(1) Included in restricted cash and investments within the consolidated balance sheets as of December 31, 2023 and 2022 is restricted cash of $3.6 million and $15.9 million, respectively, which is excluded from the table above. Restricted cash and investments are classified as current and noncurrent on the balance sheet based on the nature of the restriction.

The following table summarizes the Company's investments at December 31, 2023 and 2022 measured at fair value on a recurring basis by fair value hierarchy level (in thousands):

	December 31, 2023					December 31, 2022				
	Total Recorded Basis	Level 1	Level 2	Level 3	Other [1]	Total Recorded Basis	Level 1	Level 2	Level 3	Other [1]
Cash equivalents:										
Money market funds	$ 19,539	$ —	$ —	$ —	$ 19,539	$ 40,296	$ —	$ —	$ —	$ 40,296
Investments:										
Corporate bonds	31,313	—	31,313	—	—	33,308	—	33,308	—	—
Asset backed securities	13,472	—	13,472	—	—	12,972	—	12,972	—	—
U.S. government agency securities	12,422	—	12,422	—	—	7,067	—	7,067	—	—
U.S. treasuries	11,195	—	11,195	—	—	—	—	—	—	—
Mortgage backed securities	10,630	—	10,630	—	—	12,996	—	12,996	—	—
Emerging markets	1,995	—	1,995	—	—	1,982	—	1,982	—	—
Restricted cash and investments:										
U.S. treasuries	102,605	—	102,605	—	—	57,257	—	57,257	—	—
Corporate bonds	74,027	—	74,027	—	—	70,697	—	70,697	—	—
Mortgage backed securities	36,861	—	36,861	—	—	40,093	—	40,093	—	—
U.S. government agency securities	15,664	—	15,664	—	—	24,323	—	24,323	—	—
Mutual funds	8,941	8,941	—	—	—	6,301	6,301	—	—	—
Asset backed securities	799	—	799	—	—	9	—	9	—	—
Money market funds	337	—	—	—	337	646	—	—	—	646
Emerging markets	202	—	202	—	—	—	—	—	—	—
Total investments	$ 340,002	$ 8,941	$ 311,185	$ —	$ 19,876	$ 307,947	$ 6,301	$ 260,704	$ —	$ 40,942

(1) Investments in money market funds measured at fair value using the net asset value per share practical expedient are not subject to hierarchy level classification disclosure. The Company invests in money market funds that seek to maintain a stable net asset value. These investments include commingled funds that comprise high-quality short-term securities representing liquid debt and monetary instruments where the redemption value is likely to be the fair value. Redemption is permitted daily without written notice.

The following table summarizes the contractual maturities of the Company's available for sale securities at December 31, 2023 and 2022. Actual maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties. The table also includes money market funds, which are classified as cash and cash equivalents on the Company's consolidated balance sheets.

		December 31, 2023			
(In thousands)	Less than 1 Year	Between 1 to 5 Years	Between 5 to 10 Years	After 10 Years	Total
U.S. treasuries	$ 55,955	$ 32,706	$ 25,139	$ —	$ 113,800
Corporate bonds	6,859	67,731	30,574	176	105,340
U.S. government agency securities	39	27,018	1,029	—	28,086
Money market funds	19,876	—	—	—	19,876
Asset backed securities	—	799	12,182	1,290	14,271
Emerging markets	1,995	—	202	—	2,197
Total	$ 84,724	$ 128,254	$ 69,126	$ 1,466	$ 283,570

		December 31, 2022			
(In thousands)	Less than 1 Year	Between 1 to 5 Years	Between 5 to 10 Years	After 10 Years	Total
Corporate bonds	$ 646	$ 50,439	$ 52,920	$ —	$ 104,005
U.S. treasuries	440	3,405	53,412	—	57,257
Money market funds	40,539	—	—	—	40,539
U.S. government agency securities	3,943	24,025	3,422	—	31,390
Asset backed securities	—	9	2,113	10,859	12,981
Emerging markets	—	1,982	—	—	1,982
Total	$ 45,568	$ 79,860	$ 111,867	$ 10,859	$ 248,154

The average contractual maturity of mortgage backed securities, which are excluded from the table above, was 23 years and 24 years as of December 31, 2023 and 2022, respectively.

Note 3 - Property, Equipment and Software

Property, equipment and software consists of the following (in thousands):

	December 31,	
	2023	2022
Buildings	$ 18,449	$ 16,862
Equipment, furniture and fixtures	24,093	24,407
Computer hardware and software	6,109	6,408
Software development costs	34,620	28,631
	83,271	76,308
Less accumulated depreciation and amortization	(34,466)	(31,844)
	48,805	44,464
Land	1,490	1,490
	$ 50,295	$ 45,954

We recognized $3.6 million, $3.4 million and $3.1 million in depreciation expense associated with our property and equipment in 2023, 2022 and 2021, respectively. We recognized $3.5 million, $2.8 million, and $2.2 million in amortization of capitalized software development costs in 2023, 2022 and 2021, respectively. We capitalized $6.0 million, $5.3 million and $5.0 million of software development costs in 2023, 2022 and 2021, respectively.

Note 4 - Workers' Compensation Claims

The following table summarizes the aggregate workers' compensation reserve activity (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Beginning balance			
Workers' compensation claims liabilities	$ 215,987	$ 279,407	$ 357,746
Add: claims expense accrual			
Current period	16,731	19,146	75,786
Prior periods	(12,147)	(11,337)	(9,225)
	4,584	7,809	66,561
Less: claim payments related to			
Current period	3,260	4,450	15,063
Prior periods	52,570	67,581	129,138
	55,830	72,031	144,201
Change in claims incurred in excess of retention limits	3,022	802	(699)
Ending balance			
Workers' compensation claims liabilities	$ 167,763	$ 215,987	$ 279,407

Insured program

The Company provides workers' compensation coverage for client employees primarily through arrangements with fully licensed, third-party insurers (the "insured program"). Under this program, carriers issue policies or afford coverage to the Company's clients under a program maintained by the Company. Approximately 84% of the Company's workers' compensation exposure is covered through the insured program.

Effective July 1, 2021, the Company entered into a new arrangement for its insured program, whereby third-party insurers assumed all risk of loss for claims incurred from July 1, 2021 to June 30, 2022 (the "2021-2022 Policy"). The arrangement for the insured program was extended for claims incurred from July 1, 2022 to June 30, 2023 (the "2022-2023 Policy") and for claims incurred from July 1, 2023 to June 30, 2024 (the "2023-2024 Policy").

The 2021-2022 Policy, 2022-2023 Policy, and 2023-2024 Policy allow for premium adjustments depending on overall policy performance. If claims develop favorably, BBSI can participate in savings up to $20.0 million, $22.5 million, and $28.5 million for the 2021-2022 Policy, 2022-2023 Policy, and 2023-2024 Policy, respectively. If claims develop adversely, additional premium may be charged up to $7.5 million under the 2021-2022 Policy. No additional premiums may be charged if claims develop adversely under the 2022-2023 Policy and the 2023-2024 Policy.

For the above policies, premium amounts incurred but not paid are classified as either current or long-term based on the expected timing of the payments and are recorded in current premium payable and long-term premium payable on the consolidated balance sheets.

For claims incurred under the insured program prior to July 1, 2021, the Company retains risk of loss up to the first $3.0 million per occurrence on policies issued after June 30, 2020 and $5.0 million per occurrence on policies issued before that date.

On June 29, 2020, the Company entered into a loss portfolio transfer agreement ("LPT 1") to remove all outstanding workers' compensation claims obligations for claims incurred under its insured program between February 1, 2014 and December 31, 2017.

On June 30, 2021, the Company entered into a loss portfolio transfer agreement ("LPT 2") to remove all remaining outstanding workers' compensation claims obligations for client policies issued under its insured program up to June 30, 2018.

The following is a summary of the risk retained by the Company under its insured program after considering the effects of the loss portfolio transfers and current insurance arrangements:

Year	Claims risk retained
2014	No
2015	No
2016	No
2017	No
2018 [1]	No
2019 [1]	Yes
2020	Yes
2021 - Through June 30	Yes
2021 - July 1 and after	No
2022	No
2023	No

(1) LPT 2 excluded approximately 10% of claims from 2018 and included an approximately offsetting amount of claims from 2019.

The Company is required to maintain minimum collateral levels for certain policies issued under the insured program, which is held in a trust account (the "trust account"). The balance in the trust account was $210.9 million and $188.2 million at December 31, 2023 and December 31, 2022, respectively. The trust account balance is included as a component of the current and long-term restricted cash and investments in the Company's consolidated balance sheets.

Self-insured programs

The Company is a self-insured employer with respect to workers' compensation coverage for all employees, including employees of PEO clients that elect to participate in our workers' compensation program, working in Colorado, Maryland and Oregon. In the state of Washington, state law allows only the Company's staffing services and internal management employees to be covered under the Company's self-insured workers' compensation program. The Company also operates a wholly owned, fully licensed insurance company, Ecole, which provides workers' compensation coverage to client employees working in Arizona and Utah. Approximately 16% of the Company's workers' compensation exposure is covered through self-insurance or Ecole (the "self-insured programs").

For all claims incurred under the Company's self-insured programs, the Company retains risk of loss up to the first $3.0 million per occurrence, except in Maryland and Colorado, where the Company's retention per occurrence is $1.0 million and $2.0 million, respectively. For claims incurred under the Company's self-insured programs prior to July 1, 2020, the Company retains risk of loss up to the first $5.0 million per occurrence, except in Maryland and Colorado, where the retention per occurrence is $1.0 million and $2.0 million, respectively.

The states of Maryland, California, Oregon, Colorado, Washington, and Delaware required the Company to maintain collateral totaling $48.1 million and $54.5 million at December 31, 2023 and 2022, respectively, to cover potential workers' compensation claims losses related to the Company's current and former status as a self-insured employer. At December 31, 2023, the Company provided surety bonds totaling $48.1 million.

Claims liabilities

The Company provided a total of $167.8 million and $216.0 million at December 31, 2023 and 2022, respectively, as an estimated future liability for unsettled workers' compensation claims liabilities. Of this amount, $6.0 million and $3.0 million on December 31, 2023 and 2022, respectively, represent case reserves and IBNR in excess of the Company's retention. The accrual for costs incurred in excess of retention limits is offset by a receivable from insurance carriers of $6.0 million and $3.0 million at December 31, 2023 and 2022, respectively, included in other assets in the consolidated balance sheets.

Note 5 - Revolving Credit Facility and Long-Term Debt

The Company maintains an agreement (the "Agreement") with Wells Fargo Bank, N.A. (the "Bank") for a revolving credit line of $50.0 million and a sublimit for standby letters of credit of $25.0 million. Advances under the revolving credit line bear interest, as selected by the Company, of (a) the daily Simple Secured Overnight Financing Rate ("SOFR") plus 1.75% or (b) one-month Term SOFR plus 1.75%. The Agreement also provides for an unused commitment fee of 0.35% per year on the average daily unused amount of the revolving credit line, as well as a fee of 1.75% of the face amount of each letter of credit reserved under the line of credit. The Company had no outstanding borrowings on its revolving credit line at December 31, 2023 and 2022. The credit facility is collateralized by the Company's accounts receivable and other rights to receive payment.

The Agreement requires the satisfaction of certain financial covenants as follows:

- adjusted free cash flow [net profit after taxes plus interest expense (net of capitalized interest), depreciation, expense and amortization expense, less dividends/distributions] not less than $10 million as of each fiscal quarter end, determined on a rolling 4-quarter basis

- tangible net worth [aggregate of total stockholders' equity plus subordinated debt less any intangible assets and less any loans or advances to, or investments in, any related entities or individuals] not less than $50 million at each fiscal quarter end; and

The Agreement imposes certain additional restrictions unless the Bank provides its prior written consent as follows:

- incurring additional indebtedness is prohibited, other than purchase financing for the acquisition of assets, provided that the aggregate of all purchase financing does not exceed $1 million at any time;

- the Company may not terminate or cancel any of the AICE policies; and

- if an event of default would occur, and is continuing, including on a pro forma basis, no dividends or distributions would be permitted to be paid and redemptions and repurchases of the Company's stock would be permitted only up to $15 million in any rolling 12-month period.

The Agreement also contains customary events of default and specified cross-defaults under the Company's workers' compensation insurance arrangements. If an event of default under the Agreement occurs and is continuing, the Bank may declare any outstanding obligations under the Agreement to be immediately due and payable. At December 31, 2023, the Company was in compliance with all covenants.

Note 6 - Benefit Plans

We have a 401(k) Retirement Savings Plan for the benefit of our eligible employees. Employees covered under a PEO arrangement may participate in the plan at the sole discretion of the PEO client. We make matching contributions to the 401(k) plan under a safe harbor provision. The determination of any discretionary Company contributions to the plan is at the sole discretion of our Board of Directors. No discretionary Company contributions were made to the plan for the years ended December 31, 2023, 2022 and 2021. We made matching contributions of $2.4 million, $2.1 million and $1.9 million in 2023, 2022 and 2021, respectively.

The Company allows certain highly compensated employees of the Company to defer compensation under a nonqualified deferred compensation plan. The long-term portion of the deferred compensation plan liability was $7.9 million and $5.8 million at December 31, 2023 and 2022, respectively, and is recorded in customer deposits and other long-term liabilities on the consolidated balance sheets. The current portion of the deferred compensation plan liability was $1.1 million and $1.0 million at December 31, 2023 and 2022, respectively, and is recorded in other accrued liabilities on the consolidated balance sheets. The fair value of the long-term portion of this plan was $7.9 million and $6.7 million at December 31, 2023 and 2022, respectively, and is recorded in noncurrent restricted cash and investments on the consolidated balance sheets. The fair value of the current portion of this plan was $1.1 million and $1.0 million at December 31, 2023 and 2022, respectively, and is recorded in current restricted cash and investments on the consolidated balance sheets.

Note 7 - Leases

The Company primarily leases office buildings under operating leases which are included in Operating lease right-of-use ("ROU") assets, Current operating lease liabilities, and Long-term operating lease liabilities on the consolidated balance sheets. The Company's leases have remaining terms of 1 to 7 years.

Information related to the Company's total lease costs was as follows (in thousands):

	Year Ended	
	December 31, 2023	December 31, 2022
Operating lease cost	$ 7,894	$ 7,747
Variable lease cost	1,229	1,310
Short-term lease cost	208	165
Total lease cost	$ 9,331	$ 9,222

Information related to the Company's ROU assets and related lease liabilities was as follows (in thousands):

	Year Ended	
	December 31, 2023	December 31, 2022
Cash paid for operating lease liabilities	$ 7,933	$ 7,607
Right-of-use assets obtained in exchange for new operating lease obligations	7,270	6,591

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	3.8 years	3.8 years
Weighted-average discount rate	4.7 %	4.1 %

The table below reconciles the undiscounted future minimum lease payments (displayed by year and in the aggregate) under noncancellable operating leases with terms of more than one year to the total operating lease liabilities recognized on the consolidated balance sheets as of December 31, 2023 (in thousands):

2024	$	7,411
2025		5,580
2026		4,313
2027		3,259
2028		2,213
Thereafter		449
Total undiscounted future minimum lease payments		23,225
Less: Difference between undiscounted lease payments and discounted operating lease liabilities		2,012
Total operating lease liabilities	$	21,213
Current operating lease liabilities	$	6,623
Long-term operating lease liabilities		14,590
Total operating lease liabilities	$	21,213

The Company has additional operating leases of $1.0 million that have not commenced as of December 31, 2023, and as such, have not been recognized in the Company's Consolidated Balance Sheets. These operating leases are expected to commence in 2024 with lease terms of 7 years.

Note 8 - Income Taxes

The provision for income taxes is as follows (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Current:						
Federal	$	11,896	$	14,683	$	9,527
State		1,854		5,529		3,408
		13,750		20,212		12,935
Deferred:						
Federal		2,784		(1,096)		143
State		1,842		(1,081)		(496)
		4,626		(2,177)		(353)
Total provision	$	18,376	$	18,035	$	12,582

Deferred income tax assets and liabilities consist of the following components (in thousands):

		December 31,		
		2023		2022
Deferred income tax assets:				
Tax effect of unrealized losses (gains), net	$	7,969	$	10,565
Workers' compensation claims liabilities		6,709		9,632
Deferred compensation		6,149		7,347
Operating lease liability		5,813		5,813
Equity based compensation		907		743
Other		579		1,314
		28,126		35,414
Less: valuation allowance		65		—
		28,061		35,414
Deferred income tax liabilities:				
Tax depreciation in excess of book depreciation		(9,180)		(8,914)
Tax amortization of goodwill		(8,441)		(9,377)
Operating lease right-of-use		(5,452)		(5,316)
Other		(770)		(367)
		(23,843)		(23,974)
Net deferred income taxes	$	4,218	$	11,440

The effective tax rate differed from the U.S. statutory federal tax rate due to the following:

	Year Ended December 31,		
	2023	2022	2021
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	4.3	5.4	4.5
Nondeductible expenses and other, net	1.7	1.5	0.5
Other, net	0.2	—	—
Federal and state tax credits	(0.1)	(0.5)	(2.1)
Adjustment for final positions on filed returns	(0.5)	0.2	0.9
Effective tax rate	26.6 %	27.6 %	24.8 %

Under ASC 740, "Income Taxes," management evaluates the realizability of the deferred tax assets on a quarterly basis under a "more-likely-than-not" standard. As part of this evaluation, management reviews all evidence both positive and negative to determine if a valuation allowance is needed. One component of this analysis is to determine whether the Company was in a cumulative loss position for the most recent 12 quarters. The Company was in a cumulative income position for the 12 quarters ended at both December 31, 2023 and December 31, 2022.

The Company's realization of a portion of net deferred tax assets is based in part on our estimates of the timing of reversals of certain temporary differences and on the generation of taxable income before such reversals.

The Company is subject to income taxes in U.S. federal and multiple state and local tax jurisdictions. The Internal Revenue Service (the "IRS") is examining the Company's federal tax returns for the years ended December 31, 2017 through 2021. BBSI received notice that the IRS intends to disallow certain wage-based tax credits claimed for the years 2017 through 2020, which could result in estimated total additional taxes of $7.4 million and penalties of $1.7 million. Tax year 2021 remains under audit; disallowance of similar wage-based credits would result in additional estimated tax due of $0.6 million. The Company disagrees with the IRS determination to disallow certain wage-based credits taken by the Company and believes that the Company has the technical merits to defend its position. Based on management's more-likely-than-not assessment that the position is sustainable, no reserve for the aforementioned IRS notices of disallowance of wage-based tax credits or underpayment penalties has been recorded in the financial statements.

In the major jurisdictions where it operates, the Company is generally no longer subject to income tax examinations by tax authorities for tax years before 2017. As of December 31, 2023, total gross unrecognized tax benefits, excluding interest and penalties, of $0.8 million would affect the Company's effective tax rate if recognized in future periods. The Company does not anticipate any material changes to the reserve in the next 12 months. The Company had unrecognized tax benefit of $0.6 million as of December 31, 2022 and no material unrecognized tax benefit as of December 31, 2021.

A portion of the consolidated income the Company generates is not subject to state income tax. Depending on the percentage of this income as compared to total consolidated income, the Company's state effective tax rate could fluctuate from expectations.

At December 31, 2023, the Company had no state operating loss carryforwards. At December 31, 2023, the Company did not have a federal general business tax credit carryforward or an alternative minimum tax credit carryforward.

Note 9 - Stock Incentive Plans

The Company's 2020 Stock Incentive Plan (the "2020 Plan"), which provides for share-based awards to Company employees, non-employee directors and outside consultants or advisors, was approved by stockholders on May 27, 2020. The 2020 Plan replaced the Company's 2015 Stock Incentive Plan (the "2015 Plan"), and no new share-based awards may be granted under the 2015 Plan. On June 5, 2023, the Company's stockholders approved an increase in the number of shares of common stock reserved for issuance under the 2020 Plan from 375,000 to 725,000. The number of shares available for grants of awards at December 31, 2023 was 312,398.

Share-based compensation expense included in selling, general and administrative expenses during the years ended December 31, 2023, 2022 and 2021, was $8.5 million, $7.4 million and $5.4 million, respectively. Related income tax benefits for the years ended December 31, 2023, 2022 and 2021, were $1.6 million, $1.2 million and $1.3 million, respectively.

Stock Options

Outstanding stock options generally vest over either four or eight years and expire ten years after the date of grant.

A summary of the status of the Company's stock options at December 31, 2023, together with changes during the periods then ended, is presented below:

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at December 31, 2022	101,125	$	70.81	—	—
Options exercised	(1,125)		2.05	—	—
Outstanding at December 31, 2023	100,000		71.59	3.65	4,421
Exercisable at December 31, 2023	40,000	$	55.65	2.78 $	2,406

No stock options were granted during the years ended December 31, 2023, 2022 and 2021.

The intrinsic value of stock options exercised for the years ended December 31, 2023, 2022 and 2021 was $0.1 million, $0.2 million, and $1.7 million, respectively. The fair value of stock options vested for the year ended December 31, 2022 was $728,000. No stock options vested during the year ended December 31, 2023 or 2021. As of December 31, 2023, unrecognized compensation expense related to stock options was $1.5 million with a weighted average remaining amortization period of 2.2 years.

Restricted Stock Units

Restricted stock units generally vest in four equal annual installments beginning one year following the date of grant.

The following table presents restricted stock unit activity:

	Units		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	210,982	$	68.33
Granted	89,934		87.94
Vested	(76,127)		67.60
Cancelled/Forfeited	(5,511)		70.37
Nonvested at December 31, 2023	219,278	$	76.57

The total fair value of restricted stock units vested during the years ended December 31, 2023, 2022 and 2021 was $5.1 million, $4.5 million and $3.6 million, respectively. As of December 31, 2023, unrecognized compensation expense related to restricted stock units was $12.7 million with a weighted average remaining amortization period of 2.7 years.

Performance Share Units

Performance share units ("PSUs") are granted to key employees of the Company and are conditioned on attaining financial performance metrics specified in each award. Each award is subject to upward or downward adjustment depending on whether achievement of the financial metrics is above or below the target level, with a maximum payout of up to 200% of the target number of shares covered by the award.

PSUs vest on the date that the Compensation Committee determines the level of attainment of the specified financial metrics, generally measured over a three-year period.

The following table presents PSU activity:

	Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	53,968	$ 65.13
Granted	30,695	83.77
Vested	(23,369)	69.17
Nonvested at December 31, 2023	61,294	$ 72.93

The total grant date fair value of PSUs vested during the years ended December 31, 2023, 2022 and 2021 was $1.6 million, $259,000, and $276,000, respectively.

Employee Stock Purchase Plan

The Company offers employees the right to purchase shares at a discount from the market price under the Company's 2019 Employee Stock Purchase Plan. Subject to the annual statutory limit, employees are eligible to participate through payroll deductions of up to 15% of their compensation. At the end of each six-month offering period, shares are purchased by the participants at 85% of the fair market value at the end of the offering period. As of December 31, 2023, approximately 264,000 shares were reserved for future issuance under the 2019 Employee Stock Purchase Plan.

Note 10 - Stock Repurchase Program

The Company maintains a stock repurchase program approved by the Board of Directors, which authorizes the repurchase of shares from time to time in open market purchases. On July 31, 2023, the Board of Directors authorized the repurchase of up to $75.0 million of the Company's common stock over a two-year period beginning July 31, 2023. The new repurchase program replaces the program approved in February 2022. The Company repurchased 375,114, 605,937 and 237,587 shares at an aggregate purchase price of $34.2 million, $47.2 million, and $17.3 million during 2023, 2022 and 2021, respectively.

In addition, shares of restricted stock units withheld to satisfy tax-withholding obligations from the vesting of restricted stock units were 32,888, 23,113 and 20,308 in 2023, 2022 and 2021, respectively, which are not subject to the current repurchase program. See "Note 5. Revolving Credit Facility and Long-Term Debt" for related restrictions on share repurchases.

Note 11 - Litigation

On April 5, 2011, several individual plaintiffs filed a wage and hour class action in the California Superior Court, County of Fresno, naming as defendants their employer, a Merry Maids franchisee; BBSI, which was providing PEO services to the franchisee; and various parties related to the franchisor. Plaintiffs claimed, among other things, that BBSI and the franchisor were their joint employer with franchisee and therefore jointly responsible for the alleged wage and hour violations. The case was subsequently removed to the United States District Court for the Eastern District of California, and on January 18, 2019, the District Court certified a class of former non-exempt employees who resided in California and worked for the franchisee in certain positions during the period from April 6, 2007 through January 19, 2019. On November 30, 2020, the District Court granted BBSI's motion for summary judgment to be removed from the case. Thereafter the plaintiffs appealed to the United States Court of Appeals for the Ninth Circuit, and on June 2, 2022, the Court of Appeals reversed the order granting summary judgment to BBSI. The court held that there is a triable issue of fact concerning whether or not BBSI was a joint-employer under applicable California law. BBSI intends to vigorously defend the claim, including continuing to assert its defense on the ground that it was not a joint-employer of plaintiffs. Given the uncertainties surrounding this litigation, management is unable to estimate a potential range of loss.

In addition to the matter above, BBSI is subject to other legal proceedings and claims that arise in the ordinary course of our business. There are significant uncertainties surrounding litigation. For all other cases not discussed above, management has recorded estimated liabilities totaling $0.4 million in other accrued liabilities in the consolidated balance sheets.

Note 12 - Subsequent Events

We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures" that are designed with the objective of providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on their evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2023.

Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our ICFR is a process designed by, or under the supervision of, our CEO and our CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with GAAP in the United States of America. Management, with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our ICFR based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting has also been audited by Deloitte & Touche LLP, the Company's independent registered public accounting firm, as stated in their report included below.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations

Control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems' objectives are being met. Further, the design of any control systems must reflect the fact that there are resource constraints, and the benefits of all controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors or mistakes. Control systems can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of our CEO and CFO required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Barrett Business Services, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Barrett Business Services, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 1, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Portland, Oregon
March 1, 2024

Item 9B.   OTHER INFORMATION

None.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this item is incorporated by reference to the information set forth under the captions "Item 1-Election of Directors," "Background and Experience of Executive Officers" and "Code of Ethics" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report (the "Proxy Statement").

Item 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information set forth under the captions "Director Compensation for 2023" and "Executive Compensation" in the Proxy Statement.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the information set forth under the caption "Stock Ownership of Principal Stockholders and Management – Beneficial Ownership Table" and "Additional Equity Compensation Plan Information" in the Proxy Statement.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to the information set forth under the caption "Item 1-Election of Directors" and "Related Person Transactions" in the Proxy Statement.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to the information set forth under the caption "Matters Relating to Our Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules

The Financial Statements, together with the report thereon of Deloitte & Touche LLP, are included on the pages indicated below:

	Page
Report of Independent Registered Public Accounting Firm-Deloitte & Touche LLP (PCAOB ID: 34)	33
Consolidated Balance Sheets as of December 31, 2023 and 2022	35
Consolidated Statements of Operations for the Years Ended December 31, 2023, 2022 and 2021	36
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021	37
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021	38
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	39
Notes to Consolidated Financial Statements	40

No schedules are required to be filed herewith.

Exhibits

The following exhibits are filed or furnished herewith or incorporated by reference and this list is intended to constitute the exhibit index.

			Incorporated by Reference			Filed or Furnished
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Herewith
3.1	Charter of the Registrant, as amended, through May 31, 2018.	10-Q	0-21886	3.1	8/8/2018	
3.2	Bylaws of the Registrant, as amended through May 27, 2020.	10-Q	0-21886	3.1	8/5/2020	
4.1	Third Amended and Restated Credit Agreement between the Registrant and Wells Fargo Bank, National Association ("Wells Fargo"), dated as of March 1, 2022.	10-K	0-21886	4.1	3/7/2022	
4.2	First Amendment, effective as of June 12, 2023, to Third Amended and Restated Credit Agreement between the Registrant and Wells Fargo Bank, National Association.	10-Q	0-21886	4.1	8/3/2023	
4.3	Amended and Restated Security Agreement: Business Assets, dated as of March 1, 2022, between the Registrant and Wells Fargo.	10-K	0-21886	4.2	3/7/2022	

4.4	Amended and Restated Standby Letter of Credit Agreement dated as of June 20, 2018, between the Registrant and Wells Fargo.	10-Q	0-21886	4.4	8/8/2018
4.5	Fifth Amended and Restated Revolving Line of Credit Note effective June 12, 2023 of the Registrant.	10-Q	0-21886	4.2	8/3/2023
4.6	Description of the Registrant's Capital Stock.	8-K	0-21886	4.1	6/26/2020
10.1*	2009 Stock Incentive Plan of the Registrant (the "2009 Plan").	10-Q	0-21886	10.2	8/10/2009
10.2*	2015 Stock Incentive Plan of the Registrant (the "2015 Plan").	8-K	0-21886	10.1	6/2/2015
10.3*	Amended and Restated 2020 Stock Incentive Plan of the Registrant (the "2020 Plan").	8-K	0-21886	10.1	6/8/2023
10.4*	Form of Performance Share Award Agreement under the 2020 Plan.	10-Q	0-21886	10.1	8/4/2021
10.5*	Nonqualified Stock Option Award Agreement between the Registrant and Thomas J. Carley dated July 1, 2016.	10-Q	0-21886	10.5	11/9/2016
10.6*	Form of Employee Nonqualified Stock Option Award Agreement for grants to Gerald R. Blotz and Gary E. Kramer effective March 28, 2018, under the 2015 Plan.	10-Q	0-21886	10.2	8/8/2018
10.7*	Form of Incentive Stock Option Award Agreement relating to February 2, 2015, grants under the 2009 Plan.	10-K	0-21886	10.11	5/26/2016
10.8*	Form of Restricted Stock Units Award Agreement for Executive Officers for awards granted beginning in 2018 under the 2015 Plan.	10-Q	0-21886	10.3	8/8/2018
10.9*	Form of Restricted Stock Units Award Agreement for Executive Officers under the 2020 Plan.	10-Q	0-21886	10.1	11/4/2020
10.10*	Form of Restricted Stock Units Award Agreement for Non-Employee Directors under the 2020 Plan.	10-Q	0-21886	10.2	11/4/2020
10.11*	Summary of Compensatory Arrangements for Non-Employee Directors of the Registrant effective January 1, 2024.				X
10.12*	Barrett Business Services, Inc., Nonqualified Deferred Compensation Plan.	10-Q	0-21886	10.8	8/9/2017
10.13*	First and Second Amendments to the Barrett Business Services, Inc., Nonqualified Deferred Compensation Plan.	10-Q	0-21886	10.1	5/7/2019
10.14*	Form of Restricted Stock Units Award Agreement under Nonqualified Deferred Compensation Plan.	10-Q	0-21886	10.1	5/8/2018
10.15*	Form of Restricted Stock Units Award Agreement under Nonqualified Deferred Compensation Plan for grants beginning July 1, 2020.	10-Q	0-21886	10.3	11/4/2020

10.16*	Employment Agreement between the Registrant and Gary Kramer Jr., dated April 22, 2020.	8-K	0-21886	10.2	4/24/2020
10.17*	Employment Agreement between the Registrant and Gerald Blotz, dated April 22, 2020.	8-K	0-21886	10.3	4/24/2020
10.18*	Employment Agreement between the Registrant and Anthony Harris, dated April 22, 2020.	8-K	0-21886	10.4	4/24/2020
10.19*	Employment Agreement between the Registrant and James Potts, dated August 14, 2020.	10-K	0-21886	10.30	3/8/2021
10.20*	Amended Death Benefit Agreement entered into by the Registrant and Gerald L. Blotz effective October 30, 2020.	10-K	0-21886	10.31	3/8/2021
10.21*	Death Benefit Agreement entered into by the Registrant and Anthony Harris effective June 30, 2020.	10-Q	0-21886	10.7	8/5/2020
10.22*	Amended Death Benefit Agreement entered into by the Registrant and Gary Kramer effective June 30, 2020.	10-Q	0-21886	10.8	8/5/2020
10.23*	Death Benefit Agreement entered into by the Registrant and James Potts effective October 30, 2020.	10-K	0-21886	10.34	3/8/2021
10.24*	Barrett Business Services, Inc. Amended and Restated Annual Cash Incentive Award Plan.	10-K	0-21886	10.45	3/5/2019
10.25*	Form of Indemnification Agreement with each outside director of Barrett Business Services, Inc.	10-Q	0-21886	10.2	8/4/2021
21.	Subsidiaries of the Registrant.				X
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.				X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).				X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).				X
32.	Certification pursuant to 18 U.S.C. Section 1350.				X
97.1	Executive Compensation Recovery Policy				X
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Coverage Page Interactive Data File (embedded within the Inline XBRL document).	X

* Denotes a management contract or a compensatory plan or arrangement.

Item 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRETT BUSINESS SERVICES, INC.
Registrant

Date: March 1, 2024

By: /s/ Anthony J. Harris
Anthony J. Harris
Executive Vice President and Chief
Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 1st day of March, 2024.

Principal Executive Officer and Director:

| /s/ Gary E. Kramer | President and Chief Executive |
| Gary E. Kramer | Officer and Director |

Principal Financial and Accounting Officer:

| /s/ Anthony J. Harris | Executive Vice President and Chief Financial |
| Anthony J. Harris | Officer and Treasurer |

Majority of Directors:

| /s/ Thomas J. Carley | Director |
| Thomas J. Carley | |

| /s/ Joseph S. Clabby | Director |
| Joseph S. Clabby | |

| /s/ Thomas B. Cusick | Director |
| Thomas B. Cusick | |

| /s/ Anthony Meeker | Chairman of the Board and Director |
| Anthony Meeker | |

| /s/ Carla A. Moradi | Director |
| Carla A. Moradi | |

| /s/ Alexandra Morehouse | Director |
| Alexandra Morehouse | |

| /s/ Vincent P. Price | Director |
| Vincent P. Price | |

DIRECTORS

THOMAS J. CARLEY
Retired Chief Operating Officer,
Urth Organic Corporation

JOSEPH S. CLABBY
Retired Vice President, Chubb Limited

THOMAS B. CUSICK
Retired Executive Advisor, Columbia Sportswear
Company

GARY E. KRAMER
President and Chief Executive Officer,
Barrett Business Services, Inc.

ANTHONY MEEKER
Chairman of the Board
Retired Managing Director,
Victory Capital Management, Inc.

CARLA A. MORADI
Board member,
Barrett Business Services, Inc. and Patriot Growth
Insurance Services, LLC

ALEXANDRA MOREHOUSE, NACD.DC
Board member,
Barrett Business Services, Inc. and Evalueserv, Inc.

VINCENT P. PRICE
Advisor to the Chief Executive Officer,
Cambia Health Solutions, Inc.

OFFICERS

GARY E. KRAMER
President and Chief Executive Officer

ANTHONY J. HARRIS
Executive Vice President-Finance, Chief Financial
Officer and Treasurer

GERALD R. BLOTZ
Executive Vice President, Chief Operating Officer

JAMES R. POTTS
Executive Vice President, General Counsel and
Secretary

STOCKHOLDER INFORMATION

STOCK LISTING
The common stock of Barrett Business Services, Inc. is traded on The Nasdaq Stock Market under the symbol "BBSI." The Company had 25 shareholders of record and approximately 8,144 beneficial owners at February 9, 2024.

FINANCIAL REPORTS
Copies of the Company's published financial reports, including its Annual Report on Form 10-K, are available upon request and without charge by contacting Investor Relations at the address listed below or through our website at www.BBSI.com

STOCKHOLDER ACCOUNT ASSISTANCE
Equiniti Trust Company, LLC acts as transfer agent and registrar for the Company. For assistance regarding stock certificates (including transfers), address or name changes, or lost stock certificates, please contact:

Equiniti Trust Company, LLC
55 Challenger Rd., Suite 200B 2nd floor
Ridgefield Park, NJ 07660
Telephone: (800) 937-5449
Email: helpast@equiniti.com
Internet: https://equiniti.com/us/

CORPORATE HEADQUARTERS

8100 NE Parkway Drive, Suite 200 ● Vancouver, Washington 98662
Telephone: (360) 828-0700 or (800) 494-5669 ● Facsimile: (360) 828-0701
www.BBSI.com



BBSI Corporate Office
8100 NE Parkway Drive, Suite 200
Vancouver, Washington 98662
P 360-828-0700
F 360-828-0701
www.BBSI.com



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